   As filed with the Securities and Exchange Commission on February 20, 2001

                                                       Registration No. 333-

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ---------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                     THE CORPORATE EXECUTIVE BOARD COMPANY
            (Exact name of registrant as specified in its charter)
               Delaware                              52-2056410
     (State or other jurisdiction                 (I.R.S. Employer
   of incorporation or organization)             Identification No.)

                               ---------------

                     The Corporate Executive Board Company
                        2000 Pennsylvania Avenue, N.W.
                            Washington, D.C. 20006
                                (202) 777-5000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ---------------

                                Clay M. Whitson
                     The Corporate Executive Board Company
                        2000 Pennsylvania Avenue, N.W.
                            Washington, D.C. 20006
                                (202) 777-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ---------------

                                  Copies to:
                               Steven R. Finley
                          Gibson, Dunn & Crutcher LLP
                                200 Park Avenue
                             New York, N.Y. 10166
                                (212) 351-4000

  Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

  If any of the securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------
----------------------------------------------------------------------------------
                                                           Proposed
                                             Proposed      maximum
 Title of each class of       Amount         maximum      aggregate    Amount of
    securities to be          to be       offering price   offering   registration
       registered           registered     per share(1)    price(1)       fee
----------------------------------------------------------------------------------
Common Stock, par value
 $.01 per share........  4,500,000 shares    $37.344     $168,048,000  $42,012.00
----------------------------------------------------------------------------------

(1) Calculated in accordance with Rule 457(c) based on the average of the high and low reported sales prices per share of the common stock on February 14, 2001.

                               ---------------

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such
Section 8(a) may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED FEBRUARY 20, 2001

PROSPECTUS


                                4,500,000 Shares

                                     [Logo]
                     The Corporate Executive Board Company
                                  Common Stock

                                  -----------

  This prospectus relates to the public offering of up to 4,500,000 shares of our common stock by certain stockholders. The selling stockholders may offer and sell the shares in a number of different ways and at varying prices from time to time after the effective date of the registration statement of which this prospectus is a part. The prices at which the stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We provide more information about how the selling stockholders may sell the shares in the section entitled "Plan of Distribution" on page 32. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

  Our common stock is listed on the Nasdaq National Market under the symbol "EXBD". On February 16, 2001, the last reported sale price of the common stock on the Nasdaq National Market was $37.750 per share.

                                  -----------

   Investing in our common stock involves risks. See "Risk Factors" beginning on page 5.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  -----------




      , 2001

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
A Note About Forward-Looking Statements..................................  ii
Prospectus Summary.......................................................  1
Risk Factors.............................................................  5
Use of Proceeds..........................................................  7
Price Range of Common Stock and Dividend Policy..........................  7
Capitalization...........................................................  8
Selected Financial and Operating Data....................................  9
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  11
Business.................................................................  16
Management...............................................................  29
Principal and Selling Stockholders.......................................  31
Plan of Distribution.....................................................  32
Legal Matters............................................................  33
Experts..................................................................  33
Where You Can Find More Information About Us.............................  33
Incorporation of Certain Documents By Reference..........................  34
Index to Financial Statements............................................ F-1

                    A NOTE ABOUT FORWARD-LOOKING STATEMENTS

  We have made forward-looking statements in this prospectus, including the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed results of operations, business strategies, financing plans, competitive position and potential growth opportunities. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

  Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.

  You should understand that many important factors, in addition to those discussed elsewhere in this prospectus, could cause our results to differ materially from those expressed in these forward-looking statements. These factors include:

  .  our dependence on renewals of our membership-based services,

  .  our inability to know in advance if new products will be successful,

  .  difficulties we may experience in anticipating market trends,

  . our need to attract and retain a significant number of highly skilled employees,

  . restrictions on selling our products and services to the health care industry,

  .  continued consolidation in the financial institution industry,

  .  fluctuations in operating results,

  .  our potential inability to protect our intellectual property rights,

  .  our potential exposure to litigation related to content and

  . our potential exposure to loss of revenue resulting from our unconditional service guarantee.

                               PROSPECTUS SUMMARY

  This summary highlights selected information in this prospectus, but it may not contain all of the information that is important to you. For a better understanding of this offering and our results of operations and financial condition, you should read this entire prospectus, including the "Risk Factors" section and our financial statements and the notes to our financial statements, which are included elsewhere in this prospectus. We have adjusted all historical share and per share data in this prospectus to reflect our 2-for-1 stock split in September 2000.

                         The Corporate Executive Board

  We provide "best practices" research and analysis focusing on corporate strategy, operations and general management issues. Best practices research identifies and analyzes specific management initiatives, processes and strategies that have been determined to produce the best results in solving common business problems or challenges.

  We provide research and analysis on an annual subscription basis to a membership of 1,745 of the world's largest and most prestigious corporations. For a fixed annual fee, members of each subscription program have access to an integrated set of services, including:

  .  best practices research studies,

  .  executive education seminars,

  .  customized research briefs and

  . web-based access to the program's content database and decision support tools.

  For each of the last three years, our program renewal rate (defined as the percentage of prior year's membership subscriptions renewed, adjusted to reflect reductions in membership resulting from mergers and acquisitions of members), equaled or exceeded 84%. More than 70% of the Fortune 500 companies are members of the Corporate Executive Board.

  Our membership-based model, in which all subscribers (or "members") participate in our research and analysis, is central to our business strategy. This model gives us access to the best business practices of our members and enables us to provide comprehensive analysis on current business issues, assessing the collective experiences and knowledge of our members on leading-edge topics. By participating in the Corporate Executive Board, members can learn about the best practices of the most progressive corporations in the world at a fraction of the cost of a customized analysis performed by any of the major consulting firms. We do not believe that in-house research and analysis departments at individual corporations could obtain, at any price, similar information from other corporations about their management practices.

  In general, our membership comprises the most progressive companies in each industry sector. Representative members include American Express, British Airways, Charles Schwab, Cisco Systems, Citigroup, Coca-Cola, Dell, Deutsche Bank, eBay, Hewlett-Packard, Merrill Lynch, Microsoft, Procter & Gamble, Sony and Unilever. No one member accounted for more than 2% of revenues in any of the last three fiscal years. We do not know of any other entity that enables corporations to study a broad range of the best business practices of hundreds of other business enterprises for fixed, annual subscription fees.

  We currently offer 16 discrete subscription programs, each focusing on a single business constituency:

  .  human resources,

  .  corporate strategy,

  .  information technology,

  .  sales,

  .  finance,

  .  legal,

  .  marketing,

  .  employee retention,

  .  operations,

  .  recruiting,

  .  research and development,

  .  retail banking,

  .  business banking,

  .  trust and private banking,

  .  insurance and

  .  bank operations.

  We added six new subscription programs during the past two years and anticipate adding three to four new subscription programs per year for the next two to three years. Each subscription program charges a separate fixed annual subscription fee and is served by a dedicated staff of analysts and researchers. Subscriptions generally are renewable on a 12-month basis. The average price per subscription program at December 31, 2000 was approximately $30,600. In 2000, we published 80 best practices research studies, completed more than 13,000 customized research briefs and provided executive education services to 1,355 member corporations reaching more than 35,000 executive participants. Our 288 analysts and researchers have compiled a proprietary database of 385 best practices research studies and 35,000 customized research briefs.

  Our revenue and costs have grown at compound annual rates of 35.2% and 24.9%, respectively, from December 31, 1997 through December 31, 2000. Because each subscription program provides our membership with standardized best practices research studies and executive education seminars, new members immediately add to our revenues while only incrementally increasing our operating costs. Our growth strategy is to cross-sell additional subscription programs to existing members, to add new members and to develop new subscription programs and decision support tools.

  We maintain our executive offices in Washington, DC at 2000 Pennsylvania Avenue, N.W., Washington, DC 20006. Our telephone number is (202) 777-5000.

                                  The Offering

Common stock offered by the selling
 stockholders.............................. 4,500,000 shares

Common stock to be outstanding after the
 offering.................................. 35,649,657 shares

Use of proceeds............................ We will not directly receive any proceeds from the sale of the common stock. Since a
                                            number of the shares being offered will be
                                            issued upon the exercise of currently
                                            outstanding stock options, we will receive
                                            payment from the selling stockholders of
                                            their option exercise prices. We will use
                                            these funds for general corporate purposes.

Other effects of stock option exercises.... We will incur compensation expense in any quarter in which a sale occurs, reflecting
                                            additional FICA taxes that we will become
                                            obligated to pay as a result of the taxable
                                            income that our employees will receive upon
                                            exercise of these options. We will incur
                                            additional compensation expense for tax
                                            reporting purposes, but not for financial
                                            reporting purposes, that will increase our
                                            deferred tax asset to reflect allowable tax
                                            deductions that will be realized in the
                                            determination of our income tax liability and
                                            therefore reduce our future income tax
                                            payments. Although our provision for income
                                            taxes for financial reporting purposes will
                                            not change, our actual cash payments will be
                                            reduced as we utilize our deferred tax asset.
                                            As a result of the receipt of cash for the
                                            exercise of options, the incurrence of
                                            additional compensation expense and the
                                            recognition of a deferred tax asset, our
                                            stockholders' equity will increase.

Nasdaq symbol.............................. EXBD

  This table assumes that all of the shares offered by this prospectus are sold.

  The number of shares to be outstanding after the offering does not include shares that may be issued upon the exercise of currently outstanding stock
options. The average exercise price of these options is $   . The number of
shares to be outstanding after the offering also does not include options under our employee and director option plans that will be granted consistent with prior year grants or shares that may be purchased under our employee stock purchase plan.

                                  Risk Factors

  See "Risk Factors" beginning on page 5 for a discussion of material risks that you should consider before purchasing our common stock.

                             Summary Financial Data

                                                Year Ended December 31,
                                        ----------------------------------------
                                         1996     1997    1998    1999    2000
                                        -------  ------- ------- ------- -------
                                            (In thousands, except per share
                                                       amounts)
Statements of Income Data:
Revenues..............................  $27,283  $38,669 $53,030 $70,767 $95,491
Costs and expenses:
 Cost of services.....................   15,078   20,036  25,373  28,602  36,094
 Member relations and marketing.......    6,677    8,106  11,676  15,525  21,236
 General and administrative...........    3,832    5,660   6,920   8,485  12,021
 Depreciation.........................      452      722     885   1,318   2,573
 Stock option and related expenses and
  special bonus plan(1)...............    1,473    3,063   5,342     383   1,371
                                        -------  ------- ------- ------- -------
 Total costs and expenses.............   27,512   37,587  50,196  54,313  73,295
                                        -------  ------- ------- ------- -------
Income (loss) from operations.........     (229)   1,082   2,834  16,454  22,196
Other income, net.....................      --       122     786   1,114   2,263
                                        -------  ------- ------- ------- -------
Income (loss) before provision
 (benefit) for income taxes...........     (229)   1,204   3,620  17,568  24,459
Provision (benefit) for income
 taxes(2).............................      (23)     120     361   4,322   9,539
                                        -------  ------- ------- ------- -------
Net income (loss).....................  $  (206) $ 1,084 $ 3,259 $13,246 $14,920
                                        =======  ======= ======= ======= =======
Earnings (loss) per share--basic(2)...  $ (0.01) $  0.04 $  0.13 $  0.50 $  0.49
Weighted average shares outstanding--
 basic................................   25,009   25,009  25,009  26,446  30,321
Earnings (loss) per share--
 diluted(2)...........................  $ (0.01) $  0.04 $  0.11 $  0.41 $  0.43
Weighted average shares outstanding--
 diluted..............................   25,009   27,504  29,900  32,054  34,638

                                                  December 31,
                                     -----------------------------------------
                                      1996    1997     1998     1999    2000
                                     ------  -------  -------  ------- -------
                                                 (In thousands)
Balance Sheet Data:
Cash, cash equivalents and
 marketable securities.............. $  --   $12,691  $16,104  $33,074 $69,373
Deferred income taxes...............    956    1,150    1,438    8,047  31,348
Total assets........................ 23,107   39,868   48,928   81,764 152,494
Deferred revenues................... 21,696   31,474   39,061   55,436  71,281
Total stockholders' equity
 (deficit).......................... (7,411)  (5,042)  (8,147)  10,846  65,561

                                                    December 31,
                                          -----------------------------------
                                           1997     1998     1999      2000
                                          -------  -------  -------  --------
Other Operating Data:
Subscription programs(3).................       9       10       12        15
Member institutions......................   1,151    1,333    1,480     1,745
Total membership subscriptions...........   1,808    2,263    2,790     3,543
Average subscription programs per
 member..................................    1.57     1.70     1.89      2.03
Program renewal rate(4)..................      85%      85%      84%       84%
Contract value (in thousands of
 dollars)(5)............................. $46,264  $61,180  $80,633  $108,542

--------
(1) Reflects charges relating to agreements with certain employees to repurchase outstanding stock options at fixed amounts and the substitution of our stock options for those of The Advisory Board Company, to special bonus plan charges, and to compensation expense reflecting additional FICA taxes as a result of the taxable income that the employees recognized upon the exercise of common stock options, primarily in conjunction with the secondary offering of common stock. See notes (1) and (2) to the Selected Financial and Operating Data table for a discussion of these charges.
(2) Prior to our initial public offering in February 1999, we had elected to be taxed under subchapter S of the Internal Revenue Code. In February 1999, we terminated our S corporation election and became subject to U.S. Federal and state income taxes at prevailing corporate rates. See note (3) to the Selected Financial and Operating Data table for a discussion of results if we had been taxed under subchapter C of the Internal Revenue Code for U.S. Federal and state income tax purposes prior to our initial public offering in February 1999.
(3) In January 2001, we launched the research and development subscription program, bringing the current number of subscription programs to 16.
(4) For the year then ended. Program renewal rate is defined as the percentage of memberships renewed for the year, adjusted to reflect reductions in memberships resulting from mergers and acquisitions of members.
(5) Aggregate annualized subscription membership revenue attributed to all subscription membership agreements in effect at a given date without regard to the remaining duration of any such agreement.

                                 RISK FACTORS

  In addition to the other information contained in this prospectus, you should carefully consider the following risk factors in evaluating us and our business before purchasing any shares of our common stock.

We Depend on Renewals of our Membership-Based Services

  We derive all of our revenues from annual membership subscriptions for our products and services. Our prospects therefore depend on our ability to achieve and sustain high renewal rates on existing subscription programs and to enter into new membership arrangements. Failure to achieve high membership renewal rate levels would have a material adverse effect on our operating results. Our ability to secure membership renewals depends upon our ability to deliver consistent, high-quality and timely research and analysis with respect to issues, developments and trends that members view as important. We cannot assure you that we will be able to sustain the necessary level of performance to achieve a high rate of membership renewals. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

We Cannot Know in Advance if New Products Will Be Successful

  Our future success will depend on our ability to develop new subscription programs that address specific industry and business constituencies and the changing needs of our current and prospective members for information, analysis and advice. We cannot assure you that our efforts to introduce new subscription programs will be successful. The process of internally researching, developing, launching and gaining client acceptance of new subscription programs is time-consuming, expensive and inherently risky. Delays or failures during development or implementation, or lack of market acceptance, of new subscription programs could have a material adverse effect on our business, financial condition and results of operations. Our business, financial condition and results of operations would be materially adversely affected if we were unable to develop and introduce successful new subscription programs or other new products, or to make enhancements to existing subscription programs in a timely manner in response to member requirements. See "Business--Products and Services."

We May Experience Difficulties in Anticipating Market Trends

  Our future success also will depend upon our ability to anticipate rapidly changing market trends and to adapt our research and analysis to meet the changing information needs of our members. We may fail to continue to provide helpful and timely research and analysis of developments and trends in a manner that meets market needs. Any such failure would have a material adverse effect on our business, financial condition and results of operations. The industry and business sectors that we analyze undergo frequent and often dramatic changes, including the introduction of new and the obsolescence of old products, shifting strategies and market positions of major industry participants and changing objectives and expectations of users of members' products and services. This environment of rapid and continuous change presents significant challenges to our ability to provide our members with current and timely research and analysis on issues of importance. Meeting these challenges requires the commitment of substantial resources.

We Must Attract and Retain a Significant Number of Highly-Skilled Employees

  Our future success also will depend upon our ability to hire, train, motivate and retain a significant number of highly-skilled employees, particularly research analysts and sales and marketing staff. Our inability to do so would have a material adverse effect on our business. We have experienced, and expect to continue to experience, intense competition for professional personnel from management consulting firms and other producers of research and analysis products and services. Many of these firms have substantially greater financial resources than we do to attract and compensate qualified personnel. We cannot assure you that we will be successful in attracting a sufficient number of highly-skilled employees in the future, or that we will be successful in training, motivating and retaining the employees we are able to hire. See "Business--Employees."

We Are Restricted from Selling our Products and Services to the Health Care Industry

  At the time of our initial public offering, we entered into an agreement with The Advisory Board Company that restricts us from selling our membership-based subscription products and services to companies principally engaged in the health care business, although we may sell such products and services to non-health care divisions or subsidiaries of health care companies. This restriction may limit our future growth opportunities.

Continued Consolidation in the Financial Institution Industry May Adversely Impact our Business

  The financial services industry is continuing to experience substantial consolidation. This consolidation has resulted, and is expected to continue to result, in a reduction in the number of our financial institution members. We cannot assure you that this consolidation will not materially and adversely affect our results of operations. At December 31, 2000, approximately one-third of our Contract Value was attributable to financial institution members, which include commercial banks, thrifts, credit unions, credit card issuers, mutual fund companies, consumer credit lenders, brokerage houses, private and trust banks and insurance companies. We calculate Contract Value as the aggregate annualized subscription membership revenue attributed to all subscription membership agreements in effect at a given time without regard to the remaining duration of any such agreement.

We May Experience Fluctuations in Operating Results

  Our operating results may fluctuate significantly due to various factors, including the growth in and timing of new memberships, the timing of the development, introduction and marketing of new products and services, the timing of the hiring of research analysts and sales and marketing staff, changes in the spending patterns of our members, our accounts receivable collection experience, changes in market demand for research and analysis, foreign currency exchange rate fluctuations, competitive conditions in the industry and general economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We May Be Unable to Protect our Intellectual Property Rights

  We rely on copyright laws, as well as nondisclosure and confidentiality arrangements, to protect our proprietary rights in our products and services. We cannot assure you that the steps we have taken to protect our intellectual property rights will be adequate to deter misappropriation of our rights or that we will be able to detect unauthorized uses and take timely and effective steps to enforce our rights. If substantial and material unauthorized uses of our proprietary products and services were to occur, we would be required to engage in costly and time-consuming litigation to enforce our rights. We cannot assure you that we would prevail in such litigation. If others were able to use our intellectual property, our ability to charge our fees for our products and services would be adversely affected.

We May Be Exposed to Litigation Related to Content

  As a publisher and distributor of original research and analysis and user of licensed third-party content, we face potential liability for defamation, negligence and copyright and trademark infringement. Any such litigation, whether or not resulting in a judgment against us, could have a material adverse effect on our financial condition and results of operations. Third-party content includes information created or provided by information services organizations and consultants whom we retain and may be delivered in writing, over the internet or orally to clients.

We May Be Exposed to Loss of Revenue Resulting from our Unconditional Service Guarantee

  We offer an unconditional service guarantee to our members. At any time, a member may demand a pro rata refund of its subscription fee for a program. Requests for refunds of subscription fees by a significant number of our members could have a material adverse effect on our financial condition and results of operations.

                                USE OF PROCEEDS

  All of the shares of common stock being sold in the offering are being sold by the selling stockholders. We will not directly receive any proceeds from the sale of the common stock. Since a number of the shares being offered will be issued upon the exercise of currently outstanding stock options, we will receive payment from the selling stockholders of their option exercise prices. We will use these funds for general corporate purposes.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  Our common stock has traded on the Nasdaq National Market under the symbol "EXBD" since our initial public offering on February 23, 1999. The following table sets forth, for the periods indicated, the high and low sales price for our common stock as reported on the Nasdaq National Market.

                                                                 High     Low
                                                                ------- -------
      1999:
        First quarter (from February 23, 1999)................. $13.938 $11.250
        Second quarter.........................................  19.500  12.500
        Third quarter..........................................  20.688  15.688
        Fourth quarter.........................................  28.563  18.375
      2000:
        First quarter.......................................... $31.875 $20.250
        Second quarter.........................................  32.000  22.000
        Third quarter..........................................  45.625  30.469
        Fourth quarter.........................................  47.250  26.000
      2001:
        First quarter (through February 16, 2001).............. $43.000 $29.125

  On February 16, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $37.750 per share. As of January 12, 2001, there were approximately 34 holders of record of our common stock.

  We have not declared or paid any dividend on our common stock since the closing of our initial public offering. We do not anticipate declaring or paying dividends in the foreseeable future. The timing and amount of future dividends, if any, would be determined by our Board of Directors and would depend upon our earnings, financial condition and cash requirements.

                                CAPITALIZATION

  The following table sets forth our capitalization at December 31, 2000. You should read this table in conjunction with the financial statements and notes to the financial statements included elsewhere in this prospectus.

                                                                 December 31,
                                                                     2000
                                                                --------------
                                                                (in thousands)
Cash, cash equivalents and marketable securities...............    $69,373
                                                                   =======
Preferred stock, par value $0.01; 5,000,000 shares authorized,
 no shares issued and outstanding..............................    $   --
Common stock, par value $0.01; 100,000,000 shares authorized,
 31,144,069 shares issued and outstanding......................        311
Additional paid-in-capital.....................................     38,579
Deferred compensation..........................................       (186)
Retained earnings..............................................     26,611
Accumulated elements of comprehensive income...................        246
                                                                   -------
  Total capitalization.........................................    $65,561
                                                                   =======

                     SELECTED FINANCIAL AND OPERATING DATA

  The following table sets forth selected financial and operating data. The selected financial data presented below as of December 31, 1996, 1997, 1998, 1999 and 2000, and for each of the years in the five-year period ended December 31, 2000, have been derived from our financial statements which have been audited by Arthur Andersen LLP, independent public accountants. You should read the selected financial data presented below in conjunction with our financial statements, the notes to our financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

                                               Year Ended December 31,
                                       ----------------------------------------
                                        1996     1997    1998    1999    2000
                                       -------  ------- ------- ------- -------
                                           (In thousands, except per share
                                                      amounts)
Statements of Income Data:
Revenues.............................. $27,283  $38,669 $53,030 $70,767 $95,491
Costs and expenses:
  Cost of services....................  15,078   20,036  25,373  28,602  36,094
  Member relations and marketing......   6,677    8,106  11,676  15,525  21,236
  General and administrative..........   3,832    5,660   6,920   8,485  12,021
  Depreciation........................     452      722     885   1,318   2,573
  Stock option and related expenses
   and special bonus plan(1) (2)......   1,473    3,063   5,342     383   1,371
                                       -------  ------- ------- ------- -------
    Total costs and expenses..........  27,512   37,587  50,196  54,313  73,295
                                       -------  ------- ------- ------- -------
Income (loss) from operations.........    (229)   1,082   2,834  16,454  22,196
Other income, net.....................     --       122     786   1,114   2,263
                                       -------  ------- ------- ------- -------
Income (loss) before provision
 (benefit) for income taxes...........    (229)   1,204   3,620  17,568  24,459
Provision (benefit) for income
 taxes(3).............................     (23)     120     361   4,322   9,539
                                       -------  ------- ------- ------- -------
Net income (loss)..................... $  (206) $ 1,084 $ 3,259 $13,246 $14,920
                                       =======  ======= ======= ======= =======
Earnings (loss) per share--basic(3)... $ (0.01) $  0.04 $  0.13 $  0.50 $  0.49
Weighted average shares outstanding--
 basic................................  25,009   25,009  25,009  26,446  30,321
Earnings (loss) per share--
 diluted(3)........................... $ (0.01) $  0.04 $  0.11 $  0.41 $  0.43
Weighted average shares outstanding--
 diluted..............................  25,009   27,504  29,900  32,054  34,638

                                                  December 31,
                                     -----------------------------------------
                                      1996    1997     1998     1999    2000
                                     ------  -------  -------  ------- -------
                                                 (In thousands)
Balance Sheet Data:
Cash, cash equivalents and
 marketable securities.............. $  --   $12,691  $16,104  $33,074 $69,373
Deferred income taxes...............    956    1,150    1,438    8,047  31,348
Total assets........................ 23,107   39,868   48,928   81,764 152,494
Deferred revenues................... 21,696   31,474   39,061   55,436  71,281
Total stockholders' equity
 (deficit).......................... (7,411)  (5,042)  (8,147)  10,846  65,561

                                                    December 31,
                                          -----------------------------------
                                           1997     1998     1999      2000
                                          -------  -------  -------  --------
Other Operating Data (unaudited):
Subscription programs(4).................       9       10       12        15
Member institutions......................   1,151    1,333    1,480     1,745
Total membership subscriptions...........   1,808    2,263    2,790     3,543
Average subscription programs per
 member..................................    1.57     1.70     1.89      2.03
Program renewal rate(5)..................      85%      85%      84%       84%
Contract value (in thousands of
 dollars)(6)............................. $46,264  $61,180  $80,633  $108,542

--------
(1) Prior to our spin-off from The Advisory Board Company in October 1997, The Advisory Board Company entered into agreements with certain employees to repurchase outstanding stock options at fixed amounts. For background information on the spin-off, see "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Overview." We assumed the obligations under these agreements in the spin-off to the extent they were attributable to our employees. We reflect the charges relating to these agreements as stock option repurchase expenses over the required employment period ended December 31, 1998. In addition, we substituted our stock options for The Advisory Board Company stock options in the spin-off. The terms of the stock option substitution resulted in compensation expense being charged for the intrinsic value of certain stock options. We reflect these charges as stock option expenses over the vesting period of the options. We will continue to recognize compensation expense related to certain substitution agreements of approximately $0.2 million in 2001. Furthermore, in December 1998, we and our principal selling stockholder at the time agreed to make certain payments in the aggregate amount of $2.4 million to selected employees under a special bonus plan. We recorded the special bonus plan charge of $2.4 million at the time of the commitment in December 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Years Ended December 31, 1998, 1999 and 2000--Stock option and related expenses and special bonus plan."
(2) For the year ended December 31, 2000 we recognized $1.0 million in compensation expense reflecting additional FICA taxes as a result of the taxable income that the employees recognized upon the exercise of common stock options, primarily in conjunction with the secondary offering in February 2000.
(3) Prior to our initial public offering in February 1999, we had elected to be taxed under subchapter S of the Internal Revenue Code. In February 1999, we terminated our S corporation election and became subject to U.S. Federal and state income taxes at prevailing corporate rates. If we had elected to be taxed under subchapter C of the Internal Revenue Code for U.S. Federal and state income tax purposes beginning January 1, 1996 and recorded income tax expense using an annual effective rate of 41.0%, pro forma net income (loss) (unaudited) and basic and diluted earnings (loss) per share (unaudited) would have been $(0.1) million, $(0.01) and $(0.01), respectively, for 1996, $0.7 million, $0.03 and $0.03, respectively, for 1997, $2.1 million, $0.09 and $0.07, respectively, for 1998, and $10.4 million, $0.39 and $0.32, respectively, for 1999.
(4) In January 2001, we launched the research and development subscription program, bringing the current number of subscription programs to 16.
(5) For the year then ended. Program renewal rate is defined as the percentage of memberships renewed for the year, adjusted to reflect reductions in memberships resulting from mergers and acquisitions of members.
(6) Aggregate annualized subscription membership revenue attributed to all subscription membership agreements in effect at a given date without regard to the remaining duration of any such agreement.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

  We provide "best practices" research and analysis focusing on corporate strategy, operations and general management issues. Best practices research identifies and analyzes specific management initiatives, processes and strategies that have been determined to produce the best results in solving common business problems or challenges. For a fixed annual fee, members of each subscription program have access to an integrated set of services, including best practices research studies, executive education seminars, customized research briefs and web-based access to the program's content database and decision support tools.

  We were incorporated on September 11, 1997, under the laws of the State of Delaware. Our business was operated as a division of The Advisory Board Company, a Maryland corporation, until October 31, 1997 when the business was contributed to us and spun-off to The Advisory Board Company's sole stockholder. On February 23, 1999, certain of our stockholders sold 18,830,560 shares of our common stock in an initial public offering. In February 2000, certain of our stockholders sold 11,023,030 shares of our common stock in a secondary public offering. We did not directly receive any proceeds from the sale of our common stock pursuant to the initial public offering or secondary offering. However, we did receive cash from the exercise of employee common stock options in conjunction with the sale of our common stock in the initial public offering and secondary offering. Subsequent to the sale of common stock in the secondary offering, the former sole stockholder owns no shares of our common stock.

  Subscription memberships, which are annually renewable contracts, are generally payable by members at the beginning of the contract term. Billings attributable to our subscription programs initially are recorded as deferred revenues and then recognized pro rata over the subscription contract term.

  Over the last three years, our revenues have grown at a compound annual growth rate of 35.2% from $38.7 million in 1997 to $95.5 million in 2000, while costs have grown at a compound annual growth rate of 24.9% from $37.6 million in 1997 to $73.3 million in 2000. The increase in revenues was primarily attributable to cross-selling additional subscriptions to existing members, adding new members, price increases, and the introduction of new subscription programs. The increase in costs has been driven principally by the increase in the number of employees required to support subscription growth. Stock option and related expenses and special bonus plan also has affected costs as further explained below.

  One measure of our business is its annualized "Contract Value," which we calculate as the aggregate annualized subscription membership revenue attributed to all subscription membership agreements in effect at a given point in time without regard to the remaining duration of any such agreement. Our experience has been that a substantial portion of members renew subscriptions for an equal or higher level each year. Contract Value has grown at a compound annual growth rate of 32.9% over the past three years and was $108.5 million at December 31, 2000.

  Our operating costs and expenses consist of cost of services, member relations and marketing, general and administrative expenses, depreciation, and stock option and related expenses and special bonus plan. Cost of services represents the costs associated with the production and delivery of our products and services, including compensation of research personnel and in-house faculty, the production of published materials, the organization of member meetings and all associated support services. Member relations and marketing expenses include the costs of acquiring new and renewing existing members, compensation expense (including sales commissions), travel and all associated support services. General and administrative expenses include the costs of human resources and recruiting, finance and accounting, management information systems, facilities management, new product development and other administrative functions. Stock option and related expenses and special bonus plan includes non-cash compensation expense related to certain stock option agreements in existence at the time of the spin-off from The Advisory Board Company, a special bonus to selected employees and additional payroll taxes for compensation expense relating to the taxable income recognized by employees upon the exercise of non-qualified common stock options.

Results of Operations

  The following table sets forth certain financial data as a percentage of total revenues for the periods indicated:

                                                              Year Ended
                                                             December 31,
                                                           -------------------
                                                           1998   1999   2000
                                                           -----  -----  -----
Revenues.................................................. 100.0% 100.0% 100.0%
  Cost of services........................................  47.8   40.4   37.8
                                                           -----  -----  -----
Gross profit..............................................  52.2   59.6   62.2
Costs and expenses:
  Member relations and marketing..........................  22.0   21.9   22.2
  General and administrative..............................  13.1   12.0   12.6
  Depreciation............................................   1.7    1.9    2.7
  Stock option and related expenses and special bonus
   plan...................................................  10.1    0.5    1.5
                                                           -----  -----  -----
    Total costs and expenses..............................  46.9   36.3   39.0
                                                           -----  -----  -----
Income from operations....................................   5.3   23.3   23.2
Other income, net.........................................   1.5    1.6    2.4
                                                           -----  -----  -----
Income before provision for income taxes..................   6.8   24.9   25.6
Provision for income taxes................................   0.7    6.2   10.0
                                                           -----  -----  -----
Net income................................................   6.1%  18.7%  15.6%
                                                           =====  =====  =====

Years Ended December 31, 1998, 1999 and 2000

  Revenues. Total revenues increased 33.4% from $53.0 million for 1998 to $70.8 million for 1999, and 34.9% to $95.5 million for 2000. The increase in revenues was attributable primarily to cross-selling additional subscriptions to existing members, adding new members, price increases and the introduction of new subscription programs. The average subscription price increased 5.7% in 1998, 6.9% in 1999, and 6.0% in 2000. We introduced one new subscription program in 1998, two new subscription programs in 1999 and three new subscription programs in 2000.

  Cost of services. Cost of services increased 12.7% from $25.4 million for 1998 to $28.6 million for 1999, and 26.2% to $36.1 million for 2000. The increase in cost of services was principally due to increased research staffing and related compensation costs to support the introduction of new subscription programs and an increase in short answer research and executive education faculty to serve the growing membership base across all programs. Cost of services as a percentage of revenues decreased from 47.8% for 1998 to 40.4% for 1999, and to 37.8% for 2000. This decrease was attributable to the fixed nature of the production costs of best practices research studies, as growth in the number of subscription memberships does not significantly affect these costs.

  Member relations and marketing. Member relations and marketing costs increased 33.0% from $11.7 million for 1998 to $15.5 million for 1999, and 36.8% to $21.2 million for 2000. The increase in member relations and marketing costs is primarily due to the increase in sales staff and related costs, the increase in commission expense associated with increased revenues, and the increase in member relations personnel and related costs to serve the expanding membership base. Although we have added member relations and marketing resources to increase revenues, member relations and marketing costs have remained relatively consistent as a percentage of total revenues from 1998 to 2000.

  General and administrative. General and administrative expenses increased 22.6% from $6.9 million for 1998 to $8.5 million for 1999, and 41.7% to $12.0 million for 2000. The increase in general and administrative expenses resulted principally from staffing increases in general management, human resources and recruiting, finance and accounting, management information systems, and facilities management to support our overall growth. Although general and administrative expenses increased, general and administrative expenses decreased as a percentage of total revenues from 1998 to 1999 due to the relatively fixed nature of many of these costs. The increase of general and administrative expenses as a percentage of total revenue for 2000 was due to the additional consulting and training expenses associated with investments in management information software.

  Depreciation. Depreciation expense increased 48.9% from $0.9 million for 1998 to $1.3 million for 1999, and 95.2% to $2.6 million for 2000. The increase in depreciation expense resulted from purchases of computer and telephone equipment, office furniture and leasehold improvements for new office facilities and investments in management information software.

  Stock option and related expenses and special bonus plan. We recognized $2.9 million, $0.4 million and $0.4 million for 1998, 1999 and 2000, related to stock option agreements in existence at the time of the spin-off. In connection with the spin-off, we executed substitution agreements with each of our employees participating in The Advisory Board Company stock option plan. These substitution agreements resulted in compensation expense being recognized by us over the vesting period. We will continue to recognize compensation expense related to certain substitution agreements estimated at $0.2 million in 2001. In December 1998, we and our principal stockholder agreed to make payments in an aggregate amount of $2.4 million to selected employees under a special bonus plan, and we recorded the full amount of that charge at that time. In addition, in 2000, we recognized $1.0 million in compensation expense reflecting additional Federal Insurance Corporation Act ("FICA") taxes as a result of the taxable income that the employees recognized upon the exercise of common stock options, primarily in conjunction with the secondary offering in February 2000.

  Other income, net. Other income, net consists primarily of interest income earned on a portfolio of cash equivalents and marketable securities, the realized gain (loss) on the sale of marketable securities and the realized loss on the write-off of fixed assets. Other income increased 41.7% from $0.8 million for 1998 to $1.1 million for 1999, and 103.1% to $2.3 million in 2000. The growth in other income was due primarily to the increase in interest income associated with the increased level of cash equivalents and marketable securities. Cash equivalents and marketable securities increased as a result of cash flows from operating activities and cash flows from financing activities further discussed in the liquidity and capital resources section below.

  Provision for income taxes. We recorded a provision for income taxes of $0.4 million, $4.3 million and $9.5 million for 1998, 1999 and 2000. Prior to February 22, 1999, we were treated as an S corporation for Federal income tax purposes and recognized income taxes only related to the District of Columbia. Just prior to our initial public offering, we terminated our S corporation status and are now subject to Federal and state income taxes at prevailing corporate rates. The difference in the effective income tax rates for 1998, 1999 and 2000 primarily reflects the termination of the S corporation status just prior to the initial public offering in February 1999 offset by the benefit of Federal income tax incentives associated with the location of our office facilities. If we had elected to be taxed under subchapter C of the Internal Revenue Code for U.S. Federal and state income tax purposes beginning January 1, 1998 and recorded income tax expense using an annual effective rate of 41.0%, pro forma net income and basic and diluted earnings per share would have been $2.1 million, $0.09 and $0.07 for 1998 and $10.4 million, $0.39 and $0.32 for 1999.

Liquidity and Capital Resources

  Cash flows from operating activities. We have financed our operations to date through funds generated from operating activities. Subscription memberships, which are annually renewable contracts, are generally payable by members at the beginning of the contract term. The combination of net income growth and advance payment of subscriptions has resulted historically in operating activities generating net positive cash flows. We generated net cash flows from operating activities of $17.8 million, $26.3 million and $40.0 million for 1998,

1999 and 2000. For 1998, operating cash flow was generated primarily by the increase in net income and the growth in deferred revenues, partially offset by the growth in accounts receivable. For 1999 and 2000, operating cash flow was generated primarily by the increase in net income, the utilization of tax benefits created by the exercise of common stock options, and the growth in deferred revenues, partially offset by the growth in membership fees receivable. As of December 31, 1999 and 2000, we had cash, cash equivalents and marketable securities of $33.1 million and $69.4 million. Management expects that our current cash, cash equivalents and marketable securities balances and net positive cash flows from operations will satisfy capital expenditure requirements for at least the next 12 months.

  Cash flows from investing activities. Net cash flows used in investing activities during 1998, 1999 and 2000 were $2.2 million, $11.4 million, and $44.3 million. Net cash flows used in investing activities during 1998 were attributable primarily to the additional investment in property and equipment of $2.1 million. Net cash flows used in investing activities during 1999 related to the additional investment in property and equipment of $7.3 million and the purchase (sale) of marketable securities, net, of $10.6 million offset by the repayment of a note receivable from our previous sole stockholder in the amount of $6.5 million. Net cash flows used in investing activities during 2000 related to the additional investment in property and equipment of $9.3 million and the purchase (sale) of marketable securities, net, of $35.0 million.

  Cash flows from financing activities. Net cash flows used in financing activities during 1998 and 1999 were $12.3 million and $7.4 million. Net cash flows provided by financing activities during 2000 were $4.1 million. Net cash flows used in financing activities during 1998 were attributable to the payment of $1.9 million to The Advisory Board Company for the administrative and facilities management services provided to us. We also made distributions to our previous sole stockholder of $6.9 million and $4.0 million in 1998 and 1999, to pay income taxes on our S corporation earnings and to distribute our estimated undistributed taxed or taxable earnings. In addition, net cash flows used in financing activities during 1998, 1999 and 2000 were attributable to agreements with certain employees prior to the spin-off relating to the repurchase of stock options at fixed amounts. We paid $2.6 million, $3.1 million and $1.6 million related to these agreements in 1998, 1999 and 2000. We are obligated to pay an additional $3.1 million in 2001. We also paid $1.7 million in expenses related to our initial public offering in 1999, which is treated for accounting purposes as a distribution to our previous sole stockholder. These financing activity distributions were offset in 2000 by the receipt of $5.4 million in cash from the exercise of common stock options, primarily in conjunction with the secondary offering.

  In May 2000, we entered into a $10.0 million, unsecured loan agreement, expiring May 2002, with a commercial bank that provides for a revolving line of credit facility under which we may from time to time borrow, repay and re-borrow funds. There have been no borrowings under the loan agreement. In addition, we previously entered into a $1.3 million letter of credit agreement, expiring September 2003, with a commercial bank to provide a security deposit for our headquarters office lease. We pledged certain assets as collateral under the letter of credit agreement.

  As a result of the exercise by employees of options to purchase shares which are being sold in this offering, we will receive payment of the option exercise prices. We will incur compensation expense in any quarter in which the offering occurs reflecting additional FICA taxes that we will become obligated to pay as a result of the taxable income that our employees will receive upon exercise of these options. We will incur additional compensation expense for tax reporting purposes, but not for financial reporting purposes, that will increase our deferred tax asset to reflect allowable tax deductions that will be realized in the determination of our income tax liability. We expect to be able to use this deferred tax asset to reduce our future income tax payments. Although our provision for income taxes for financial reporting purposes will not change, our actual cash payments will be reduced as we utilize our deferred tax asset. As a result of the receipt of cash for the exercise of options, the incurrence of additional compensation expense and the recognition of deferred tax asset, our stockholders' equity will increase.

Market Risk

  We are exposed to interest rate risk primarily through our portfolio of cash equivalents and marketable securities, which is designed for safety of principal and liquidity. We maintain a portfolio of cash, cash equivalents and marketable securities with financial institutions. Cash and cash equivalents consist of highly liquid U.S. government and U.S. Treasury obligations with maturities of less than three months. Marketable securities consist primarily of United States Treasury notes and bonds and Washington, DC tax exempt notes and bonds. We perform periodic evaluations of the relative credit ratings related to the cash, cash equivalents and marketable securities. This portfolio is subject to inherent interest rate risk as investments mature and are re-invested at current market interest rates. We currently do not use derivative financial instruments to adjust our portfolio risk or income profile.

                                   BUSINESS

Overview

  We provide "best practices" research and analysis focusing on corporate strategy, operations and general management issues. Best practices research identifies and analyzes specific management initiatives, processes and strategies that have been determined to produce the best results in solving common business problems or challenges.

  We provide research and analysis on an annual subscription basis to a membership of 1,745 of the world's largest and most prestigious corporations. For a fixed annual fee, members of each subscription program have access to an integrated set of services, including:

  .  best practices research studies,

  .  executive education seminars,

  .  customized research briefs and

  . web-based access to the program's content database and decision support tools.

  For each of the last three years, our program renewal rate (defined as the percentage of prior year's membership subscriptions renewed, adjusted to reflect reductions in membership resulting from mergers and acquisitions of members) equaled or exceeded 84%. More than 70% of the Fortune 500 companies are members of the Corporate Executive Board.

  Our membership-based model, in which all subscribers (or "members") participate in our research and analysis, is central to our business strategy. This model gives us access to the best business practices of our members and enables us to provide comprehensive analysis on current business issues, assessing the collective experiences and knowledge of our members on leading-edge topics. By participating in the Corporate Executive Board, members can learn about the best practices of the most progressive corporations in the world at a fraction of the cost of a customized analysis performed by any of the major consulting firms. We do not believe that in-house research and analysis departments at individual corporations could obtain, at any price, similar information from other corporations about their management practices.

  In general, our membership comprises the most progressive companies in each industry sector. Representative members include American Express, British Airways, Charles Schwab, Cisco Systems, Citigroup, Coca-Cola, Dell, Deutsche Bank, eBay, Hewlett-Packard, Merrill Lynch, Microsoft, Procter & Gamble, Sony and Unilever. No one member accounted for more than 2% of revenues in any of the last three fiscal years. We do not know of any other entity that enables corporations to study a broad range of the best business practices of hundreds of other business enterprises for fixed, annual subscription fees.

  We currently offer 16 discrete subscription programs, each focusing on a single business constituency:

  .  human resources,

  .  corporate strategy,

  .  information technology,

  .  sales,

  .  finance,

  .  legal,

  .  marketing,

  .  employee retention,

  .  operations,

  .  recruiting,

  .  research and development,

  .  retail banking,

  .  business banking,

  .  trust and private banking,

  .  insurance and

  .  bank operations.

  We added six new subscription programs during the past two years and anticipate adding three to four new subscription programs per year for the next two to three years. Each subscription program charges a separate fixed annual subscription fee and is served by a dedicated staff of analysts and researchers. Subscriptions generally are renewable on a 12-month basis. The average price per subscription program at December 31, 2000 was approximately $30,600. In 2000, we published 80 best practices research studies, completed more than 13,000 customized research briefs and provided executive education services to 1,355 member corporations reaching more than 35,000 executive participants. Our 288 analysts and researchers have compiled a proprietary database of 385 best practices research studies and 35,000 customized research briefs.

  Our revenues and costs have grown at compound annual rates of 35.2% and 24.9%, respectively, from December 31, 1997 through December 31, 2000. Because each subscription program provides our membership with standardized best practices research studies and executive education seminars, new members immediately add to our revenues while only incrementally increasing our operating costs. Our growth strategy is to cross-sell additional subscription programs to existing members, to add new members and to develop new subscription programs and decision support tools.

Industry Background

  Corporations today are experiencing greater competitive demands and facing increasingly complex strategic and operational issues. The globalization of the economy, the transformation from an industrial era to an information age, the accelerating pace of technological change and the emergence of e-business are dramatically altering the business environment. In response to these trends, companies are exploring new business strategies as well as reevaluating the performance of individual departments within their organizations in order to maintain their competitive edge. The pace of change is driving a greater interest in gaining access to leading management practices and solutions to common business problems on a cross-industry basis.

  Capitalizing on the growing demand for information on business and management issues, the professional information services industry has experienced significant growth over the past few years. Participants in the industry have approached the market for business-focused information by offering a variety of products and services, including market research, strategic planning, implementation services and educational programs. Services also differ by the level of engagement, with some offering project-driven or long-term consulting contracts, and others providing continuous research publishing. Within this broad industry, the management consulting segment and the training and development segment have emerged as key segments, representing $60.1 billion and $62.5 billion in 1999 revenues, respectively. Other entities, such as trade associations, non-profit think-tanks and research and database companies, also offer research, consulting and education services.

  We offer a distinctive approach that combines many of the benefits of general management consulting and training and development firms. Our research and analysis covers the same major business issues generally addressed by management consulting firms, such as managing growth, reducing costs, streamlining operations and developing strategy. What makes our approach distinctive is that we provide the same, standardized product to our entire membership at a fraction of the cost of consulting services to each individual member. In common with training and development firms, we offer education services both on-site at member institutions and in large multi-company settings. Unlike training and development firms, which typically invest only periodically in new curriculum development, our curriculum is updated constantly by our best practices research organization. Another distinguishing characteristic is the seniority and breadth of our audience--we brief executive and senior management staff drawn from a broad range of industry sectors, business units and departments. Because of our high quality research product, unique approach to the market and network of leading companies, we believe that we offer our customers a superior value proposition.

Business Strategy

  Our goal is to research and analyze the most pertinent and timely strategic and operational issues facing our membership, and to distribute the results of this analysis to our membership in the most efficient, effective and helpful manner. Our membership model allows us to draw upon a large and growing universe of issues and solutions of relevance to today's leading corporations. We actively engage our membership to help focus our research on the most urgent challenges in the current business environment and to maintain and enhance our position as the leading provider of best practices research and analysis.

  . Maintain Membership-Based Model. We believe that our membership-based model is key to our success. We continually strive to increase our ties to our members. We encourage members to view us as their proprietary off-site research facility. Our fixed-fee economic model promotes frequent use of our products and services. We believe that member satisfaction grows as members access more of our services, and that the growing roster of satisfied members validates our business model and induces new members to join the Corporate Executive Board.

  . Focus on Best Practices Research. The focus of our work is on researching best demonstrated business and management practices. Many large corporations believe that there are research economies and other benefits that can be realized by learning from the experiences of similar entities facing common business problems. We believe that there will be a continuing desire on the part of progressive corporations to access ever-evolving solutions to these common business problems. We believe that our success to date has uniquely positioned us as a leading source for identifying, studying, evaluating and communicating these evolving solutions.

  . Continue Research and Analysis Excellence. We believe that the quality of our research and analysis has driven our success. We regularly interact with senior executives at member institutions to identify the most important strategic and operational issues for research and analysis. Experienced program directors are responsible for assuring that our research methodology is applied to all studies and that research quality is maintained across all subscription programs. We are highly selective in our hiring, recruiting only the top graduates of the leading universities and graduate schools. We emphasize continual training of all employees in key areas, including industry analysis, economics, quantitative modeling, root-cause analysis and presentation skills.

  . Build Membership Network. As our research programs grow in size and influence, we constantly are expanding our network of executives at our member companies. We believe that the growth of this network benefits members by increasing the number of executives they can contact for information, and by providing them with access to a broader range of companies. We believe that these positive "network effects" further strengthen our membership-based business model.

  . Leverage Economic Model. We derive all of our revenues from annual fees for our subscription programs. A large portion of our costs of delivering our products and services in each subscription program are fixed and do not vary with the number of subscribers. We expect to increase revenues and improve program operating margins as we add new members to our subscription programs.

Growth Strategy

  We believe that demand for our services will continue to grow, as even the most prestigious corporations recognize the need to improve their performance and seek access to other companies' solutions to common business problems. Our growth strategy centers on leveraging the formula that we have developed across the past decade by cross-selling subscription programs to existing members, adding new members and developing new subscription programs and decision support tools.

  . Cross-sell Additional Subscription Programs to Existing Members. On average, members currently participate in 2.03 subscription programs. We actively are cross-selling additional programs to our members and believe that most members are potential participants in approximately six to eight of our current subscription programs, which are directed at corporate staff positions maintained by most major companies. We believe that cross-selling opportunities will increase as we develop new subscription programs.

  . Add New Members. We have targeted more than 2,500 additional institutions worldwide as potential new members, including U.S. companies with revenues greater than $750 million and financial institutions with assets in excess of $1 billion. We also are exploring opportunities to expand our target company universe to include smaller companies as well as large firms in parts of the world such as Asia, where we have not marketed our services in the past.

  . Develop New Subscription Programs. We currently offer subscription programs covering 16 business constituencies. We have added six new subscription programs during the past two years. We also have identified more than 50 additional corporate constituencies that we might target as we develop new research programs. This list includes opportunities to serve corporate functions beyond the 16 we serve today. We believe that each is a unique constituency with the potential to support a tailored research agenda and a suite of educational and other services.

The Membership Network

  Our membership-based model, in which all subscribers (or "members") participate in our research and analysis, is central to our business strategy. This model gives us access to the best business practices of our members and enables us to provide comprehensive analysis on current business issues, assessing the collective experiences and knowledge of our members on leading-edge topics. By participating in the Corporate Executive Board, members can learn about the best practices and access tools and frameworks of the most progressive corporations in the world at a fraction of the cost of a customized analysis performed by any of the major consulting firms. We do not believe that in-house research and analysis departments at individual corporations could obtain, at any price, similar information from other corporations about their business practices. We believe that there is no other entity that enables corporations to study a broad range of the business practices of hundreds of other business enterprises for fixed annual subscription fees.

  We regularly interact with senior executives at member institutions to identify the most important strategic and operational issues for research and analysis and continually strive to increase our ties to our members. Our products and services are available exclusively to members. Our fixed-fee economic model promotes frequent use of our products and services. We encourage members to view us as their proprietary off-site research facility. We believe that member satisfaction grows as members access more of our services, and that the growing roster of satisfied members validates our business model and induces new members to join the Corporate Executive Board.

  More than 70% of Fortune 500 companies are members of the Corporate Executive Board. At December 31, 2000, we had 1,745 members. Selected members that are representative of our membership base are identified in the following table:

CHEMICALS                 CONSUMER PRODUCTS                           ENERGY
BASF AG                   Anheuser-Busch Companies, Inc.              British Petroleum
Bayer Corporation         British Airways PLC                         Chevron Corporation
The Dow Chemical Company  Cadbury Schweppes PLC                       Enron Corporation
Eastman Chemical Company  The Coca-Cola Company                       Exxon Mobil Corporation
Syngenta AG               The Gillette Company                        PacifiCorp
                          NIKE, Inc.                                  Shell International Limited
                          The Procter & Gamble Company                TransCanada Pipelines Limited
                          Unilever PLC

FINANCIAL SERVICES        INSURANCE                                   MANUFACTURING
American Express Company  Aetna Inc.                                  3M
Barclays Bank PLC         The Allstate Corporation                    Asea Brown Boveri Pty. Ltd.
Charles Schwab & Co.,     CIGNA Corporation                           The Boeing Company
 Inc.                     John Hancock Mutual Life Insurance Company  Ford Motor Company
Citigroup Inc.            New York Life Insurance Company             General Electric Company
Deutsche Bank AG          The Prudential Insurance Company of America Lockheed Martin Corporation
Fidelity Investment Co.   State Farm Companies                        Philips Electronics NV
JP Morgan Chase & Co.                                                 Siemens Corporation
Merrill Lynch and Co.,
 Inc.

MEDIA AND PUBLISHING      RETAIL                                      TECHNOLOGY/INTERNET
British Broadcasting      Best Buy Co., Inc.                          AOL Time Warner, Inc.
 Corporation              The Gap, Inc.                               Cisco Systems, Inc.
Comcast Corporation       The Home Depot, Inc.                        Compaq Computer Corporation
Dow Jones & Company,      The Limited, Inc.                           Dell Computer Corporation
 Inc.                     L.L. Bean, Inc.                             eBay
The McGraw-Hill           McDonald's Corporation                      Electronic Data Systems Corporation
 Companies                Sears Roebuck and Co.                       Hewlett-Packard Company
Reuters Group PLC         Starbucks Coffee Company                    Intel Corporation
The Washington Post                                                   International Business Machines Corporation
 Company                                                              Microsoft Corporation
                                                                      Sony Corporation
                                                                      Sun Microsystems, Inc.
                                                                      Yahoo!
TELECOMMUNICATIONS        INSTITUTIONAL
AT&T Corporation          Department of Commerce
Bell Canada               Department of Treasury
BellSouth Corporation     Duke University
British                   Harvard University
 Telecommunications PLC   National Security Agency
Nokia Group               University of Virginia
QUALCOMM Incorporated
Telefonaktiebolaget LM
 Ericsson
US West Inc.
Verizon Communications

  Memberships are renewable annually. The following table sets forth information with respect to members, subscriptions and renewals as of the dates shown:

                                                    December 31,
                                          -----------------------------------
                                           1997     1998     1999      2000
                                          -------  -------  -------  --------
   Subscription programs(1)..............       9       10       12        15
   Member institutions...................   1,151    1,333    1,480     1,745
   Total membership subscriptions........   1,808    2,263    2,790     3,543
   Average subscription programs per
    member...............................    1.57     1.70     1.89      2.03
   Program renewal rate(2)...............      85%      85%      84%       84%
   Contract value (in thousands of
    dollars)(3).......................... $46,264  $61,180  $80,633  $108,542

--------
(1) In January 2001, we launched the research and development subscription program, bringing the current number of subscription programs to 16.
(2) For the year then ended. Program renewal rate is defined as the percentage of memberships renewed, adjusted to reflect reductions in memberships resulting from mergers and acquisitions of members.
(3) Aggregate annualized subscription membership revenue attributed to all subscription membership agreements in effect at a given date without regard to the remaining duration of any such agreement.

Products and Services

 General

  Our research products and services are renewable, membership-based subscription programs that focus on identifying, analyzing and describing best demonstrated management practices. In 2000, we published 80 best practices research studies, delivered more than 13,000 customized research briefs and provided executive education services to 1,355 member corporations reaching 35,000 executive participants. In general, our research focuses primarily on identifying best demonstrated management practices, and secondarily on critiquing widely-followed but ineffective practices. Our staff of 288 analysts and researchers conducted thousands of company interviews in 2000, focusing on a large number of substantive areas, including e-business, compensation, employee relations, training, finance, cost management, performance metrics, risk management, marketing, sales, new product development and strategic alliances. We believe that we add value by focusing the attention of senior management on important issues and providing an unbiased, objective analysis of best practices currently employed by the most successful corporations in the world for dealing with those issues.

  Our research programs offer a cost-effective, time-efficient opportunity for senior executives to learn from the practices and experiences of other corporations from around the world. Member institutions can participate in one of our subscription programs for a fraction of the cost of proceeding independently either through an internal research effort or through engaging a management consulting firm.

  Each subscription program is guided by a 12- to 18-month agenda. Each subscription program has a research director who is responsible for applying our research methodology to produce best practices studies and for maintaining research quality across all subscription program services. Using web and fax polls, steering sessions and one-on-one interviews, the subscription program's director works closely with the membership of that program to identify agenda topics of shared interest and to set the subscription program's research priorities. Each subscription program is staffed by a dedicated team of researchers, analysts and instructors who collectively research and write the best practices studies, complete the customized research briefs and present the findings to the program's membership.

  We currently offer the following 16 subscription programs, each targeting a specific group of senior executives within a corporation's headquarters or divisions:

Subscription         Year
Program Name      Introduced         Constituency                 Membership Base
------------      ---------- ----------------------------  ----------------------------
Council on           1983    Retail banking: executives    Commercial banks, consumer
 Financial                   in line management,           credit lenders
 Competition                 marketing and brand
                             management

Business Banking     1986    Business banking: executive   Commercial banks and nonbank
 Board                       vice presidents of            lenders
                             commercial banking

The VIP Forum        1989    Trust and private banking:    Brokerage houses,
                             executives in marketing and   commercial, trust and
                             line management               private banks, mutual fund
                                                           companies

Insurance            1991    Insurance: senior marketing   Insurance providers
 Advisory Board              executives

Operations           1992    Bank operations: senior vice  Commercial banks
 Council                     presidents of bank
                             operations

Corporate            1993    Human resources: senior       Corporations across all
 Leadership                  human resources executives    industries
 Council

Corporate            1996    Corporate strategy: senior    Corporations across all
 Strategy Board              corporate strategists         industries

Working Council      1997    Information technology:       Corporations across all
 for Chief                   chief information officers    industries
 Information
 Officers

Sales Executive      1997    Sales: senior sales           Corporations across all
 Council                     executives                    industries

Working Council      1998    Finance: chief financial      Corporations across all
 for Chief                   officers                      industries
 Financial
 Officers

General Counsel      1999    Legal: general counsels       Corporations across all
 Roundtable                                                industries

Marketing            1999    Marketing: chief marketing    Corporations across all
 Leadership                  officers                      industries
 Council

Forum for            2000    Employee retention: senior    Corporations across all
 Workforce                   human resources executives    industries
 Engagement                  and line managers

Operations           2000    Operations: senior            Corporations across all
 Management                  operations and manufacturing  industries
 Roundtable                  executives

Recruiting           2000    Recruiting: senior sourcing,  Corporations across all
 Roundtable                  recruiting and staffing       industries
                             executives

Research and         2001    R&D: chief technology         Corporations across all
 Technology                  officers and senior R&D       industries
 Executive                   executives
 Council

  Our subscription programs provide members an integrated set of products and services for a single annual fee. Each program provides its members with a combination of:

  .  best practices research studies,

  .  executive education services,

  .  customized research briefs and

  . web-based access to the program's content database and decision support tools.

  A description of each service follows.

 Best Practices Research Studies

  Each subscription program generally publishes five to ten best practices research studies annually, each addressing a specific corporate issue or problem identified in the research agenda. We design each best practices study to present the conclusions and supporting best practices in a graphical format, enabling the intended audience quickly to assimilate the 20 to 200 pages of research content. We create each report using our structured research methodology: topic selection, root cause analysis, secondary research, primary interviewing, analysis of findings and report writing. Each program director can call upon the support of the Chief Research Officer and his staff to provide assistance in framing arguments, screening best practices, developing web-based deliverables and editing studies and their derivative executive education curriculum content.

  In the course of researching a best practices study topic, the research team typically will review thousands of pages of business and academic literature to ground their understanding of the issues. They then will initiate the research process to identify and evaluate specific business processes, strategies and management practices, typically conducting hundreds of in-depth interviews with corporations, industry experts, management consultants and academic leaders. During the course of its research, a team generally analyzes and evaluates dozens of specific management practices in an attempt to isolate the five to 15 most important practices worthy of potential implementation by members, separating out demonstrated and proven business practices and disposing of those concepts, whether popular or conventional, that largely have failed.

  The following table lists selected agenda topics for each of our 16 subscription programs. We chose these topics because we believe them to be representative of the agenda topics for our subscription programs:

   Program Name                       Representative Best Practices Report Titles
   ------------                       -------------------------------------------
Council on Financial    Courting the "Mass Affluent":      Relationships Redefined: Owning the
 Competition            Winning and Keeping High-Value     Online Customer in a World of
                        Customers                          Portals and Aggregators

Business Banking Board  E-Banking for Middle Market        The Integration Challenge: Using
                        Customers: Strategies for          Technology
                        Leveraging the                     to Enable Multi-Channel Sales and
                        Internet in High-End Commercial    Servicing
                        Relationships

The VIP Forum           The Future of Advice, Revisited:   The Next Generation: Attracting,
                        Best                               Serving
                        Practices in Delivering Profitable and Profiting from the "Emerging
                        Advisory                           Affluent"
                        Services

Insurance Advisory      New Ventures for a Networked       New Rules on the Front Line:
 Board                  Economy: Reinvigorating Growth     Realigning
                        Through Alliances                  the Sales Process to Match New
                        and Mergers                        Customer
                                                           Preferences

Operations Council      Extended Enterprise Management:    Direct Customer Service: The
                        Orchestrating Service Delivery     Challenge of Accelerating Customer
                        Across Multiple Partners           Service to Internet Time

Corporate Leadership    From Business Partner to Change    Steward for Talent: Best Practices
 Council                Agent:                             in Board
                        Building New Capability into the   Reporting on Succession Management
                        HR Function                        and
                                                           Leadership Depth

Corporate Strategy      Evaluation of New Business Growth  Frontier Practices in Fast Cycle
 Board                  Models                             Strategic Planning

Working Council for     Creating the Customer-Centric      Next-Generation IT Organization and
 Chief Information      Enterprise:                        Governance Models
 Officers               IT Enabled CRM Solutions for the
                        Large Corporation

Sales Executive         Building a Customer-Centric Sales  Improving Sales Organization Cost
 Council                Organization                       Effectiveness

   Program Name                Representative Best Practices Report Titles
   ------------                -------------------------------------------
Working          Building Adaptive Performance      Budgeting and Planning for Uncertain
 Council         Measurement Systems                Economic Environments
 for Chief
 Financial
 Officers

General          Mergers and Acquisitions: Optimal  Managing Intellectual Property
 Counsel         Legal Department Integration
 Roundtable

Marketing        Modern Marketing Mix: The Future   Leveraging Customer Information:
 Leadership      of Brand-Building Investments      Generating Maximum Returns on
 Council                                            Customer Data

Forum on         Retaining and Recruiting High      IT/Sales Employee Preferences
 Workforce       Performers                         Survey: Recruiting
 Engagement                                         and Retention of IT/Sales Staff

Operations       Architecting the Demand/Supply     Operations Cost Savings Series
 Management      Network
 Roundtable

Recruiting       The New Sourcing Function:         Marketing to High-Potential "Not-in-
 Roundtable      Building and Managing Internal     Play" Talent
                 Research Groups to Identify
                 External Candidates

Research         Forced Outside: Integrating        Best New CTO Performance Dashboards
 and             External Sources of Critical
 Technology      Innovation and Development
 Executive
 Council

 Executive Education

  We provide our executive education curriculum, which is based on our proprietary best practices research, to member companies worldwide. We deliver executive education services through two primary channels--general membership meetings and, in some programs, tailored on-site seminars. Our executive education provides lively, interactive forums for reinforcing our published best practices research studies.

  In 2000, we delivered executive education services to 1,355 member companies, reaching 35,000 executive participants. Each subscription program hosts a series of general membership meetings, where we present the most important research findings from the annual agenda to groups of ten to 200 members. In 2000, we hosted 112 member meetings in North America, Europe and Australia/Asia.

  As an example, the following table sets forth the general membership meetings hosted in 2000 by the Corporate Leadership Council, our human resources subscription program, which has the largest membership base of any of our subscription programs. The Corporate Leadership Council was selected because we believe that the meetings hosted by this subscription program are representative of the meetings hosted by our subscription programs. Each subscription program hosts similar general membership meetings.

Meeting Date                  Meeting Location              Target Audience
------------                  ----------------              ---------------
January 10                    San Francisco, CA             HR Staff & Line Managers
January 18-19                 Washington, DC                HR Executives
January 24                    New York, NY                  HR Executives
February 14-15                Sydney, Australia             HR Executives
February 16                   Sydney, Australia             HR Staff & Line Managers
May 8-9                       Washington, DC                HR Executives
June 29                       Chicago, IL                   HR Executives
August 17-18                  Washington, DC                HR Executives
September 14-15               Washington, DC                HR Executives
September 25-26               Washington, DC                HR Executives
October 2-3                   Palo Alto, CA                 HR Executives
October 16-17                 Chicago, IL                   HR Executives
October 23-24                 London, England               HR Staff & Line Managers
October 30                    Atlanta, GA                   HR Staff & Line Managers
November 3                    Chicago, IL                   HR Staff & Line Managers
November 6                    New York, NY                  HR Staff & Line Managers
November 13                   London, England               HR Staff & Line Managers
November 30-December 1        Washington, DC                HR Executives
December 11-12                Chicago, IL                   HR Executives
December 15                   Toronto, Canada               HR Staff & Line Managers

  Certain subscription programs also provide on-site executive education seminars as part of their membership services. Once a year, members of those programs may request a Corporate Executive Board faculty member to travel to their corporation to deliver an executive education module, typically a one- to three-hour lecture, case study or facilitated working group discussion, of the member's choice. In 2000, we conducted 1,392 on-site seminars at member corporations.

  We deploy a staff of 24 full-time and part-time faculty who conduct the on-site education seminars. We update our library of executive education modules throughout the year as we translate new best practices research into executive education content.

  As an example, the following table sets forth current executive education modules available for on-site seminars to members of the Corporate Leadership Council. We selected the Corporate Leadership Council because we believe that the executive education modules offered by this subscription program are representative of the executive education modules offered by those subscription programs that offer on-site education.

   Module                    Target Audience
   ------                    ---------------
   Role of Human Resources
    in the New Economy.....  HR Executives
   Employee Retention......  HR Management Teams, Recruiting and Staffing Teams
   Innovation and Agility..  HR Executives
   e-HR....................  HR Management Teams
   Employment Offer
    Branding...............  HR Management Teams, Recruiting and Staffing Teams
   Accelerating the
    Development of Rising
    Leaders................  HR Executives, Executive Development and Succession Planning Teams
   Leadership Talent
    Sourcing and
    Retention..............  HR Management Teams, Recruiting and Staffing Teams

 Research Briefs

  Members of most subscription programs may assign short-answer, customized research requests. Individual briefs may take the form of a literature search, vendor profile, data retrieval or original primary and secondary research, depending upon the need of the requesting member. In 2000, we completed more than 13,000 customized assignments.

  Once initiated, each customized research effort takes from one to 20 business days to complete, depending on the depth of the information request, the type of research product desired and the time requirements of the member. Researchers typically begin their inquiry with a review of our proprietary research archives and then conduct a broad literature search to identify relevant background material and practices.

  Written research briefs generally contain three to five case studies or profiles of interviewed institutions, highlighting significant trends, successful practices and comparative responses to a range of questions. After we have completed and delivered the written brief to the requesting member, we make the best of these briefs accessible to other members through proprietary databases. Members are able to search, select, view and print research briefs directly from the subscription program web site at no additional charge.

  We believe that the research service of our subscription programs builds our proprietary databases, serves as an excellent marketing tool for attracting new members and encourages members to view us as a reliable and effective resource for primary research.

  The following table sets forth sample report topics of customized research briefs that we have undertaken in the recent past:

 Corporate Leadership Council

  .  Trends in Moving and Relocation Benefits

  .  International Executive MBA Development Programs

  .  Benchmarking the Role of the Frontline Supervisor

  .  Mapping Training Curricula

  .  Internship Programs for J-1 Visa Participants

 General Counsel Roundtable

  .  On-Line Compliance Training Systems

  .  Document Retention Policies: Addressing Electronic Communications

  .  Connecting with Outside Counsel: Electronic Billing Options

  .  Intranets and Extranets in Corporate Legal Departments

  .  Role of the Chief Compliance Officer

 Operations Management Roundtable

  .  Benchmarking Skills-Based Pay Programs

  .  Successfully Changing Front-Line Supervisor Spans of Control

  .  Talent Retention for High Potential Operations Employees

  .  Benchmarking Quality Assurance Programs

  .  Benchmarking Distribution Costs for Consumer Products Firms

 Business Banking Board

  .  Middle Market Lending Officer Incentive Compensation Programs

  . Redefining Productivity: Best-Practice Benchmarks for Small Business and Middle Market Calling Forces

  .  Specialty Units for Large Corporate Customers

  .  Credit Scoring for High-End Small Business Customers

  .  Commercial Bank Business Intelligence Function

 Web-based Proprietary Databases

  Each subscription program maintains a proprietary database of best practices and, in some cases, quantitative survey data accessible only to members of the subscription program. We continually update our growing proprietary databases with new corporate practices, quantitative performance data and related information supplied by other members and derived by our researchers. We include all information and graphics generated in best practices research studies and customized research briefs in the databases and make them accessible to member executives and our staff.

  Our proprietary databases currently include 385 best practices research studies and 35,000 customized research briefs containing more than 140,000 profiles of corporate practices.

  Since 1996, we have been offering our members internet access to research content and other services through password-protected sites. We believe that the internet provides a convenient means for members to commission customized research briefs, browse and download the electronic library of research studies and graphics, review executive education modules and meeting schedules and communicate with our staff and other members.

Pricing

  We sell memberships in the Corporate Executive Board subscription programs as renewable one-year agreements. Agreements generally are paid in full within three months of the start of the subscription period. At December 31, 2000, the average price for a subscription program was approximately $30,600. The actual price varies by size of member and by subscription program, and may be lower for charter subscribers to new subscription programs. By spreading our costs across a broad membership and offering a largely standardized research product, we are able to charge fees that are a small fraction of the typical engagement fees of specialized research or consulting firms.

  We offer an unconditional service guarantee to our members. At any time, a member may demand a pro rata refund of its subscription fee for a program. In 2000, members requested refunds for eight subscriptions out of more than 2,800.

Sales and Marketing

  We market an integrated set of services, consisting of best practices research studies, executive education, customized research briefs and web-based access to our content database and decision support tools, for a fixed fee per subscription program. We believe that this marketing strategy highlights the value to members of our range of services and emphasizes the membership nature of our business model, actively engaging the membership and reinforcing members' commitment to the Corporate Executive Board.

  At December 31, 2000, our sales force consisted of 60 new business development representatives who are responsible for selling new memberships to assigned geographic market segments in the United States and abroad, as well as 51 member services representatives who are responsible for servicing and renewing existing memberships. We have invested extensively in the expansion of our direct sales force in order to continue the growth of our member base. Our sales and member services staff is based at our headquarters in Washington, DC and in our office in London, England.

  The separation of responsibility for new membership sales and membership renewal reflects the varying difficulty and cost of the respective functions. New business development representatives are compensated with a base salary and variable, goal-based incentive bonuses and travel on average 60% of the time, conducting face-to-face meetings with senior executives at prospective member institutions. Member services representatives assume more of an in-house coordinating role, conducting most of their responsibilities over the telephone.

  Although we actively market our subscription programs throughout the year, historically more than 45% of all renewals have taken place in the fourth quarter of the year.

Competition

  We currently have few direct competitors, and those that do exist generally compete only against a single subscription program. We compete indirectly against other professional information services providers, including management consulting firms, training and development companies, non-profit think-tanks and research and database companies. We are not aware of any other entity that enables corporations to study as broad a range of the best corporate management practices for fixed annual subscription fees.

  We believe that the principal competitive factors in our market include quality and timeliness of research and analysis, reliable delivery, depth and quality of the membership network, ability to meet changing customer needs, superior service and affordably-priced products. We believe we compete favorably with respect to each of these factors.

  The Advisory Board Company provides products and services to the health care industry that are similar to the types of products and services that we generally provide. We have entered into a noncompetition agreement with The Advisory Board Company and David Bradley, its principal stockholder. The noncompetition agreement generally prohibits us from competing with The Advisory Board Company with respect to health care clients and issues and prohibits The Advisory Board Company and Mr. Bradley from competing with us with respect to non-health care clients and issues, other than products and services relating to advertising, magazines and newspapers, and government relations and lobbying activities. The agreement extends through December 31, 2003.

Employees

  At December 31, 2000, we employed 667 persons. Of these employees, 636 were located at our headquarters in Washington, DC and 31 were located at our facilities in London, England. None of our employees is represented by a collective bargaining arrangement. We believe that our relations with our employees are favorable.

  We believe strongly in a culture of meritocracy, rewarding key contributors with opportunities for rapid professional growth and advancement as well as competitive compensation. Training is a critical job component for all of our employees, including industry analysis, economics, quantitative modeling, root-cause analysis and presentation skills.

Facilities

  Our headquarters currently are located in approximately 120,000 square feet of office space in Washington, DC. The facility accommodates research, marketing and sales, information technology, administration, graphic services and operations personnel. We believe that our existing and planned facilities will be adequate for our current needs and that additional facilities are available for lease to meet future needs.

                                  MANAGEMENT

Directors and Executive Officers

  The following table sets forth the names, ages and positions with the Corporate Executive Board of the persons who serve as our directors and executive officers:

Directors and Executive
Officers                  Age Position
-----------------------   --- --------
Jeffrey D. Zients........  34 Chairman of the Board
James J. McGonigle.......  37 Chief Executive Officer and Director
Michael A. D'Amato.......  47 Director
Harold L. Siebert........  55 Director
Robert C. Hall...........  69 Director
David W. Kenny...........  39 Director
Stephen G. Pagliuca......  46 Director
Clay M. Whitson..........  43 Chief Financial Officer, Secretary and Treasurer
Sally Chang..............  36 Chief Marketing Officer
Derek C. M. van Bever....  43 Chief Research Officer

  Jeffrey D. Zients has been a director since July 1998, and became Chairman of the Board in January 2000. From the spin-off of the Company from The Advisory Board Company in October 1997 until July 1998, Mr. Zients was our Executive Vice President. He also has served as the Chief Operating Officer of DGB Enterprises, Inc. since the spin-off. From 1992, Mr. Zients held various positions with The Advisory Board Company, most recently serving as its Chief Operating Officer from 1996 until July 1998 and Chief Executive Officer since July 1998. Prior to 1992, Mr. Zients was employed at Mercer Management Consulting and Bain and Company. Mr. Zients received a B.S. from Duke University.

  James J. McGonigle has been our Chief Executive Officer and a director since July 1998. Mr. McGonigle is also the Chairman of our Management Operating Committee. From the spin-off until July 1998, Mr. McGonigle was our General Manager, and from 1995 until the spin-off, he was the General Manager of the corporate division of The Advisory Board Company with responsibility for managing the business assumed by us in the spin-off. From 1990 to 1995, Mr. McGonigle was a consultant in the Financial Institutions Group at McKinsey & Company. Mr. McGonigle received a B.A. from the Woodrow Wilson School at Princeton University and a J.D. from Harvard Law School.

  Michael A. D'Amato has been a director since July 1998. From July 1998 until February 1999, Mr. D'Amato served as our Executive Vice President-Finance and our Secretary. From the date of the spin-off until November 1998, Mr. D'Amato served as our Chief Financial Officer. Since the spin-off, Mr. D'Amato also has served as an Executive Vice President of The Advisory Board Company and the Chief Financial Officer of DGB Enterprises, Inc. From 1996 until July 1998, he was the Chief Financial Officer of The Advisory Board Company. From 1995 to 1996, Mr. D'Amato served as the Special Advisor to the Chairman of The Advisory Board Company. From 1982 until 1995, Mr. D'Amato was a partner with Bain and Company. Mr. D'Amato received a B.S. from Massachusetts Institute of Technology and an M.B.A. from Harvard Business School.

  Harold L. Siebert has been a director since July 1998, and served as the Chairman of the Board from July 1998 until January 2000. From 1996 through July 1998, Mr. Siebert served as Chief Executive Officer and Chairman of Inforum Inc., a company providing marketing and planning systems for healthcare clients, and as Executive Vice President of Medstat/Thomson, a healthcare information company. From 1995 until 1996, Mr. Siebert served as Bureau Chief of TennCare, the State of Tennessee's Medicaid managed care program. From 1993 until 1995, Mr. Siebert was a consultant to Medstat/Thomson. In 1988, Mr. Siebert founded Inforum, Inc. and served as its President and Chief Executive Officer from 1988 through 1993. Prior to 1988, he held various senior-level positions at HBO & Co. and Baxter International. Mr. Siebert received his B.S. from Miami University in Oxford, Ohio.

  Robert C. Hall has been a director since February 1999. From 1995 to January 1999, Mr. Hall served as the Vice President of The Thomson Corporation, a publicly held information publishing company. From 1990 to 1995, Mr. Hall was the Chief Executive Officer of Thomson Information and Publishing Group, a division of The Thomson Corporation involved in professional information and publishing. From 1985 to 1990, Mr. Hall was the President of Thomson Financial Services Group, another publishing division of The Thomson Corporation. Mr. Hall serves on the Board of Directors of Advanta Corporation, a publicly held financial services company, and Advanta Partners Company, a venture capital firm. Mr. Hall received a B.S. from Iowa State University.

  David W. Kenny has been a director since February 1999. Mr. Kenny has served as Chief Executive Officer of Digitas, a leader in bricks and clicks business integration, since September 1997 and as Chairman since December 1999. From 1991 to 1997, he was a partner at Bain & Company. Mr. Kenny received a B.S. from the General Motors Institute and an M.B.A. from Harvard Business School.

  Stephen G. Pagliuca has been a director since February 1999. Mr. Pagliuca founded Information Partners for Bain Capital in 1989 and is currently a Managing Director of Bain Capital, Inc., a private equity investment firm, which he joined in 1989. Prior to becoming a Managing Director at Bain Capital, he was a partner at Bain & Company. Currently, he is on the Board of Directors of Gartner Group, a publicly held information publishing company; Datek Online Holdings Corp., a financial services company; Dynamic Details, a publicly held electronics design and manufacturing company; Dade Behring, Inc., a medical testing systems company; Epoch Senior Living, assisted living facilities; and IOS Brands, Inc., a publicly held floral and specialty gifts company. Mr. Pagliuca received a B.A. from Duke University and an M.B.A. from Harvard Business School.

  Clay M. Whitson has been our Chief Financial Officer since November 1998, our Secretary since February 1999 and our Treasurer since July 2000. Mr. Whitson is also a member of our Management Operating Committee. From 1996 through October 1998, Mr. Whitson served as the Chief Financial Officer and Treasurer of PMT Services, Inc., a publicly held credit card processing company. From 1990 to 1996, Mr. Whitson served as the Chief Financial Officer of the Gemala Group, a diversified conglomerate based in Indonesia. Prior to joining the Gemala Group in 1990, Mr. Whitson was a director in the Mergers and Acquisitions Department of The Chase Manhattan Bank, NA. Mr. Whitson received a B.A. from Southern Methodist University and an M.B.A. from the University of Virginia.

  Sally Chang has been our Chief Marketing Officer since January 2000. Ms. Chang is also a member of our Management Operating Committee. From June 1998 until January 2000, Ms. Chang was our General Manager, Sales and Marketing. From 1992 until joining us, she served in various management capacities with The Advisory Board Company, including as General Manager, Health Care Member Services; General Manager, Health Care Research; and an Executive Director, Research. Prior to 1992, Ms. Chang worked in the corporate planning department of Fuji Xerox in Tokyo, as a general management consultant with Touche Ross, and in the merger and acquisitions group of Drexel Burnham Lambert. Ms. Chang received an A.B. from Harvard University, an M.A. from the University of Pennsylvania and an M.B.A. from the Wharton School of Business at the University of Pennsylvania.

  Derek C. M. van Bever has been our Chief Research Officer since the spin-off. Mr. van Bever is also a member of our Management Operating Committee. From 1995 through the date of the spin-off, he served as the Chief Research Officer of the business assumed by us in the spin-off. Prior to that, he served in various management capacities with The Advisory Board Company, which he joined in 1981. Mr. van Bever received a B.A. and an M.A. from the University of Delaware and an M.B.A. from Harvard Business School.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of this prospectus with respect to each person who to our knowledge beneficially owns 5% or more of the outstanding shares of common stock, each director and named executive officer, all executive officers and members of the Board of Directors as a group and the selling stockholders. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned.

                                            Shares Beneficially
                                        Owned Prior To Offering(1)
                                      ------------------------------- Number of
                                                            Diluted     Shares
Name                                  Number(2) Percent(2) Percent(3) Offered(4)
----                                  --------- ---------- ---------- ----------
Jeffrey D. Zients...................    492,240     1.6%       1.4%
James J. McGonigle..................    487,474     1.5%       1.4%
Michael A. D'Amato..................     89,320       *          *
Harold L. Siebert...................    537,200     1.7%       1.5%
Robert C. Hall......................     82,240       *          *
David W. Kenny......................     82,240       *          *
Stephen G. Pagliuca.................     82,240       *          *
Clay M. Whitson.....................    140,846       *          *
Sally Chang.........................    163,721       *          *
Derek C. M. van Bever...............    182,774       *          *
Other employees:
 Paul C. Amoruso....................     57,066       *          *
 Jeffereson Jonathan F. Baker.......    180,600       *          *
 Peter J. Buer......................     58,190       *          *
 Vikram Capoor......................     58,190       *          *
 Christopher A. DeConti.............     55,690       *          *
 James D. Fenton....................     93,500       *          *
 Christy K. Forest..................     55,530       *          *
 Peter Freire.......................    127,110       *          *
 Julie E. Gess......................     64,164       *          *
 Laurence D. Giammo.................    111,800       *          *
 Michael P. Kostoff.................    127,110       *          *
 Peter F. Lauer.....................    138,342       *          *
 William B. McKinnon................     92,240       *          *
 Christopher G. Miller..............     58,190       *          *
 Thomas L. Monahan..................    112,380       *          *
 Matthew S. Olson...................    118,360       *          *
 Elizabeth A. Smith.................     57,472       *          *
 Jerome D. Sorkin...................     81,490       *          *
 Ursula Stauch......................     59,222       *          *
 Cara A. Walinsky...................     56,288       *          *
 Scott M. Winslow...................     80,580       *          *
 Other non-executive employees (84
  persons)..........................    477,736     1.5%       1.3%
The TCW Group, Inc./ Robert Day(5)..  3,738,735    12.0%      10.5%       --
All executive officers and directors
 as a group (10 persons)............  2,340,295     7.0%       6.6%

--------
 *   Represents less than 1%
(1) The information contained in this table reflects "beneficial ownership" as defined in Rule 13d-3 under the Securities Exchange Act of 1934.
(2) The number of shares and percentages included in these columns are calculated in accordance with Rule 13d-3(d) under the Securities Exchange Act of 1934. Pursuant to that rule, in addition to the issued and outstanding shares beneficially owned, holders are treated as beneficially owning shares that are subject to options that are exercisable within 60 days. For purposes of calculating the percentage of shares owned, the option shares attributed to each holder are deemed to be outstanding for the purpose of calculating the percentage of outstanding common stock owned by that holder, but are not deemed to be outstanding for the purpose of computing the percentage of common stock owned by any other person.
(3) The percentages included in this column are calculated on a diluted basis, assuming that the shares of common stock not outstanding that are subject to options exercisable within 60 days and held by selling stockholders are deemed to be outstanding for the purpose of calculating the percentage of outstanding common stock owned by the holders.
(4) Includes shares that may be sold by such holder in this offering that will be issued immediately prior to their sale as a result of the exercise of options. The selling stockholders may offer none, a portion or all of these shares.
(5) As reported in a Schedule 13G/A filed on February 14, 2001. The Schedule 13G/Amendment No. 2 states that The TCW Group, Inc. and Robert Day share voting and investment power with respect to the shares, and that shares reported for Robert Day include shares reported for The TCW Group, Inc.

                             PLAN OF DISTRIBUTION

  We are registering 4,500,000 shares of our common stock with this prospectus on behalf of the selling stockholders listed in this prospectus and the donees and permitted transferees selling shares of our common stock received from a listed selling stockholder after the date of this prospectus. The selling stockholders will bear all expenses in connection with the registration of the shares of our common stock offered and being sold by this prospectus, as well as all brokerage commissions and similar selling expenses, if any, attributable to sales of the shares. Sales of shares may be effected by the selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. These transactions may or may not involve brokers, dealers, agents or underwriters.

  The selling stockholders may effect sales of shares:

  .  acting as principals for their own account directly;

  . in ordinary brokerage transactions in which the broker solicits purchasers or executes unsolicited orders;

  . to brokers, dealers or underwriters in transactions in which the broker, dealer or underwriter acquires the shares as principal and resells the shares into the public market in one or more transactions in any manner permitted by the selling stockholders under this prospectus;

  . directly or through brokers or agents in private sales at negotiated prices; or

  .  by any other legally available means.

  Also, offers to purchase shares covered by this prospectus may be solicited by agents designated by the selling stockholders from time to time.

  Broker-dealers, agents or underwriters may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of shares for whom such broker-dealers, agents or underwriters may act as agents or to whom they sell as principal or both (this compensation to a particular broker-dealer might be in excess of customary commissions).

  The selling stockholders and any broker-dealers, agents or underwriters that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. In this case, any commissions received by broker-dealers, agents or underwriters and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any broker, dealer, agent or underwriter that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

  Because the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

  In order to comply with the securities laws of certain states, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with by us and by the selling stockholders.

  We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a selling stockholder that any material arrangement has been entered into with a broker, dealer, agent or underwriter for the sale of shares. Such supplement will disclose:

  . the name of each selling stockholder and of any participating broker, dealer, agent or underwriter,

  .  the number of shares involved,

  .  the price at which such shares were sold,

  . the commissions paid or discounts or concessions allowed to any such broker, dealer, agent or underwriter where applicable,

  . that, if applicable, any such broker, dealer, agent or underwriter did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

  .  other facts material to the transaction.

  There can be no assurance that the selling stockholders will sell all or any of the shares of Common Stock offered by this prospectus.

                                 LEGAL MATTERS

  The validity of the shares of common stock offered by this prospectus will be passed upon for us by Gibson, Dunn & Crutcher LLP.

                                    EXPERTS

  The audited financial statements and schedule included in this prospectus and elsewhere in the Registration Statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                 WHERE YOU CAN FIND MORE INFORMATION ABOUT US

  We have filed a registration statement on Form S-3 to register these shares with the SEC. This prospectus is part of that registration statement. As allowed by the rules of the SEC, this prospectus does not contain all the information that you can find in the registration statement or the exhibits to the registration statement. This prospectus contains or incorporates by reference summaries of the material terms and provisions of certain documents and in each instance we refer you to the copy of such document filed as an exhibit to the Registration Statement.

  We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports and other information with the SEC. You may read and copy these reports, statements or other information at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The materials that we file may be accessed electronically by means of the SEC's homepage on the Internet at http://www.sec.gov., which contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below:

  .  our Annual Report on Form 10-K for the year ended December 31, 1999;

  . our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

  .  our Current Report on Form 8-K filed with the SEC on February 20, 2001;
     and

  . our Form 8-A filed with the SEC on August 13, 1998 containing a description of our common stock.

  We also hereby incorporate by reference all additional documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering.

  We will provide you with a copy of any or all of the information that has been incorporated by reference in this prospectus upon written or oral request and at no cost to you. You may make such requests to the following name, address and telephone number:

  Clay M. Whitson
  The Corporate Executive Board Company
  2000 Pennsylvania Avenue, N.W.
  Washington, DC 20006
  Phone: (202) 777-5000

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants.................................. F-2
Balance Sheets as of December 31, 1999 and 2000........................... F-3
Statements of Income for the years ended December 31, 1998, 1999 and
 2000..................................................................... F-4
Statements of Cash Flows for the years ended December 31, 1998, 1999 and
 2000..................................................................... F-5
Statements of Changes in Stockholders' Equity (Deficit) for the years ended December 31, 1998, 1999 and 2000................................... F-6
Notes to Financial Statements............................................. F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of The Corporate Executive Board Company:

  We have audited the accompanying balance sheets of The Corporate Executive Board Company as of December 31, 1999 and 2000, and the related statements of income, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Corporate Executive Board Company as of December 31, 1999 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Arthur Andersen LLP

Washington, DC
January 31, 2001

                     THE CORPORATE EXECUTIVE BOARD COMPANY

                                 BALANCE SHEETS
                      (In thousands, except share amounts)

                                                               December 31,
                                                             -----------------
                                                              1999      2000
                                                             -------  --------
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents................................. $19,726  $ 19,493
  Marketable securities.....................................     --      5,765
  Membership fees receivable, net...........................  26,603    29,519
  Deferred income taxes, net................................   8,047    14,742
  Deferred incentive compensation...........................   2,801     2,827
  Prepaid expenses and other current assets.................   1,318     3,015
                                                             -------  --------
    Total current assets....................................  58,495    75,361
                                                             -------  --------
DEFERRED INCOME TAXES, NET..................................     --     16,606
MARKETABLE SECURITIES.......................................  13,348    44,115
PROPERTY AND EQUIPMENT, NET.................................   9,921    16,412
                                                             -------  --------
    Total assets............................................ $81,764  $152,494
                                                             =======  ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued liabilities.................. $ 6,082  $  8,102
  Accrued incentive compensation............................   3,877     3,013
  Stock option repurchase liability.........................   4,710     3,140
  Deferred revenues.........................................  55,436    71,281
                                                             -------  --------
    Total current liabilities...............................  70,105    85,536
                                                             -------  --------
OTHER LIABILITIES...........................................     813     1,397
                                                             -------  --------
    Total liabilities.......................................  70,918    86,933
                                                             -------  --------
STOCKHOLDERS' EQUITY:
  Preferred stock, par value $0.01; 5,000,000 shares
   authorized, no shares issued and outstanding.............     --        --
  Common stock, par value $0.01; 100,000,000 shares
   authorized and 27,139,920 and 31,144,069 shares issued
   and outstanding as of December 31, 1999 and 2000,
   respectively.............................................     271       311
  Additional paid-in-capital................................     134    38,579
  Deferred compensation.....................................    (570)     (186)
  Retained earnings.........................................  11,691    26,611
  Accumulated elements of comprehensive income..............    (680)      246
                                                             -------  --------
    Total stockholders' equity..............................  10,846    65,561
                                                             -------  --------
    Total liabilities and stockholders' equity.............. $81,764  $152,494
                                                             =======  ========

                See accompanying notes to financial statements.

                     THE CORPORATE EXECUTIVE BOARD COMPANY

                              STATEMENTS OF INCOME
                    (In thousands, except per share amounts)

                                                       Year ended December 31,
                                                       -----------------------
                                                        1998    1999    2000
                                                       ------- ------- -------
REVENUES.............................................. $53,030 $70,767 $95,491
  Cost of services....................................  25,373  28,602  36,094
                                                       ------- ------- -------
GROSS PROFIT..........................................  27,657  42,165  59,397
                                                       ------- ------- -------
COSTS AND EXPENSES:
  Member relations and marketing......................  11,676  15,525  21,236
  General and administrative..........................   6,920   8,485  12,021
  Depreciation........................................     885   1,318   2,573
  Stock option and related expenses and special bonus
   plan...............................................   5,342     383   1,371
                                                       ------- ------- -------
    Total costs and expenses..........................  24,823  25,711  37,201
                                                       ------- ------- -------
INCOME FROM OPERATIONS................................   2,834  16,454  22,196
OTHER INCOME, NET.....................................     786   1,114   2,263
                                                       ------- ------- -------
INCOME BEFORE PROVISION FOR INCOME TAXES..............   3,620  17,568  24,459
PROVISION FOR INCOME TAXES............................     361   4,322   9,539
                                                       ------- ------- -------
NET INCOME............................................ $ 3,259 $13,246 $14,920
                                                       ======= ======= =======
EARNINGS PER SHARE:
  Basic............................................... $  0.13 $  0.50 $  0.49
  Diluted............................................. $  0.11 $  0.41 $  0.43
WEIGHTED AVERAGE SHARES USED IN THE CALCULATION OF
 EARNINGS PER SHARE:
  Basic...............................................  25,009  26,446  30,321
  Diluted.............................................  29,900  32,054  34,638


                See accompanying notes to financial statements.

                     THE CORPORATE EXECUTIVE BOARD COMPANY

                            STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                   Year ended December 31,
                                                  ----------------------------
                                                    1998      1999      2000
                                                  --------  --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income...................................... $  3,259  $ 13,246  $ 14,920
 Adjustments to reconcile net income to net cash
  flows from operating activities:
  Depreciation...................................      885     1,318     2,573
  Deferred income taxes and tax benefits
   resulting from the exercise of common stock
   options.......................................     (288)    3,927     9,065
  Stock option and related expenses..............    5,342       383       384
  Loss on disposition of property and equipment..      --        --        223
  Changes in operating assets and liabilities:
   Membership fees receivable, net...............   (1,369)   (9,438)   (2,916)
   Deferred incentive compensation...............     (927)     (778)      (26)
   Prepaid expenses and other current assets.....     (261)     (935)   (1,697)
   Accounts payable and accrued liabilities......    2,777     1,115     1,871
   Accrued incentive compensation................      762     1,216      (864)
   Deferred revenues.............................    7,587    16,375    15,845
   Other liabilities.............................      --        813       584
   Special bonus plan............................      --       (960)      --
                                                  --------  --------  --------
    Net cash flows provided by operating
     activities..................................   17,767    26,282    39,962
                                                  --------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment..............   (2,086)   (7,282)   (9,287)
 Receivable from stockholder.....................      --      6,500       --
 Purchase of marketable securities...............   (1,242)  (12,074)  (89,569)
 Sales and maturities of marketable securities...    1,124     1,464    54,574
                                                  --------  --------  --------
    Net cash used in investing activities........   (2,204)  (11,392)  (44,282)
                                                  --------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Change in payable to/due from affiliate.........   (1,857)      391       152
 Distributions to stockholder....................   (6,870)   (4,000)      --
 Proceeds from the exercise of common stock
  options........................................      --        995     5,355
 Proceeds from issuance of common stock under the
  employee stock purchase plan...................      --        --        150
 Reimbursement of offering costs.................      --        --        650
 Payment of offering costs.......................     (951)   (1,698)     (650)
 Stock option repurchases........................   (2,590)   (3,084)   (1,570)
                                                  --------  --------  --------
    Net cash provided by (used in) financing
     activities..................................  (12,268)   (7,396)    4,087
                                                  --------  --------  --------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS.....................................    3,295     7,494      (233)
Cash and cash equivalents, beginning of period...    8,937    12,232    19,726
                                                  --------  --------  --------
Cash and cash equivalents, end of period......... $ 12,232  $ 19,726  $ 19,493
                                                  ========  ========  ========

                See accompanying notes to financial statements.

                     THE CORPORATE EXECUTIVE BOARD COMPANY

            STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

             For the years ended December 31, 1998, 1999, and 2000
                      (In thousands, except share amounts)

                                                                                          Accumu-
                                                                                           lated
                           Preferred                                                    elements of          Annual
                             stock       Common stock    Additional Deferred  Retained    compre-            Compre-
                         ------------- -----------------  paid-in-  compen-   earnings    hensive            hensive
                         Shares Amount   Shares   Amount  capital    sation   (deficit)   income     Total   income
                         ------ ------ ---------- ------ ---------- --------  --------- ----------- -------  -------
Balance at December 31,
 1997...................   --    $--   25,008,800  $250   $  2,521  $(1,459)   $(6,354)    $ --     $(5,042) $ 1,084
                                                                                                             =======
 Distributions to
  stockholder...........   --     --          --    --         --       --      (6,870)      --      (6,870)     --
 Amortization of
  deferred
  compensation..........   --     --          --    --         --       506        --        --         506      --
 Net income.............          --          --    --         --       --       3,259       --       3,259    3,259
                          ----   ----  ----------  ----   --------  -------    -------     -----    -------  -------
Balance at December 31,
 1998...................   --    $--   25,008,800  $250   $  2,521  $  (953)   $(9,965)    $  --    $(8,147) $ 3,259
                          ----   ----  ----------  ----   --------  -------    -------     -----    -------  =======
 Distributions to
  stockholder, net......   --     --          --    --         --       --      (6,519)      --      (6,519)     --
 Net income--pre-
  termination of S
  corporation status....   --     --          --    --         --       --       1,555       --       1,555    1,555
 Termination of S
  corporation status....   --     --          --    --     (14,929)     --      14,929       --         --       --
 Issuance of common
  stock under special
  bonus plan............   --     --          --    --       1,440      --         --        --       1,440      --
 Issuance of common
  stock upon the
  exercise of common
  stock options.........   --     --    2,131,120    21        974      --         --        --         995      --
 Tax benefits related to
  the exercise of stock
  options...............   --     --          --    --      10,128      --         --        --      10,128      --
 Amortization of
  deferred
  compensation..........   --     --          --    --         --       383        --        --         383      --
 Unrealized losses on
  available-for-sale
  marketable securities,
  net of tax............   --     --          --    --         --       --         --       (680)      (680)    (680)
 Net income--post-
  termination of S
  corporation status....   --     --          --    --         --       --      11,691       --      11,691   11,691
                          ----   ----  ----------  ----   --------  -------    -------     -----    -------  -------
Balance at December 31,
 1999...................   --    $--   27,139,920  $271   $    134  $  (570)   $11,691     $(680)   $10,846  $12,566
                          ----   ----  ----------  ----   --------  -------    -------     -----    -------  =======
 Issuance of common
  stock upon the
  exercise of common
  stock options.........   --     --    3,998,470    40      5,315      --         --        --       5,355      --
 Issuance of common
  stock under the
  employee stock
  purchase plan.........   --     --        5,679   --         150      --         --        --         150      --
 Tax benefits related to
  the exercise of stock
  options...............   --     --          --    --      32,980      --         --        --      32,980      --
 Amortization of
  deferred
  compensation..........   --     --          --    --         --       384        --        --         384      --
 Unrealized gains on
  available-for-sale
  marketable securities,
  net of tax............   --     --          --    --         --       --         --        926        926      926
 Net income.............   --     --          --    --         --       --      14,920       --      14,920   14,920
                          ----   ----  ----------  ----   --------  -------    -------     -----    -------  -------
Balance at December 31,
 2000...................   --    $--   31,144,069  $311   $ 38,579  $  (186)   $26,611     $ 246    $65,561  $15,846
                          ====   ====  ==========  ====   ========  =======    =======     =====    =======  =======

                See accompanying notes to financial statements.

                     THE CORPORATE EXECUTIVE BOARD COMPANY

                         NOTES TO FINANCIAL STATEMENTS

1.Description of operations

  The Corporate Executive Board Company (the "Company") provides "best practices" research and analysis focusing on corporate strategy, operations and general management issues. Best practices research identifies and analyzes specific management initiatives, processes and strategies that have been determined to produce the best results in solving common business problems or challenges. For a fixed annual fee, members of each subscription program have access to an integrated set of services, including best practices research studies, executive education seminars, customized research briefs and web-based access to the program's content database and decision support tools.

2.Spin-off and initial and secondary public offerings of common stock

  The Company was incorporated on September 11, 1997, under the laws of the State of Delaware. The Company's business was operated as a division of The Advisory Board Company, a Maryland corporation, until October 31, 1997 when the business was contributed to the Company and spun-off to The Advisory Board Company's sole stockholder (the "Spin-off"). In February 1999, 18,830,560 shares of common stock of the Company were sold in an initial public offering (the "Initial Public Offering"). In February 2000, 11,023,030 shares of common stock of the Company were sold in a secondary public offering (the "Secondary Offering"). The Company did not directly receive any proceeds from the sale of common stock pursuant to the Initial Public Offering or Secondary Offering. However, the Company did receive cash from the exercise of common stock options in conjunction with the Initial Public Offering and Secondary Offering. Subsequent to the Secondary Offering, the former sole stockholder owns no shares of the Company's common stock.

3.Stock split

  In August 2000, the Company's Board of Directors declared a two-for-one stock split in the form of a common stock dividend on the Company's common stock, payable September 15, 2000, to stockholders of record September 1, 2000. The effect of the stock split is presented retroactively within the statements of changes in stockholders' equity (deficit) at December 31, 1998, 1999 and 2000, by transferring the par value for the additional common shares issued from the additional paid-in-capital account to the common stock account. All references to share and per share amounts in the accompanying financial statements included herein have been adjusted retroactively to reflect the two-for-one stock split.

4.Summary of significant accounting policies

 Cash equivalents and marketable securities

  Short-term investments and marketable securities that mature within three months of purchase are classified as cash equivalents. Short-term investments and marketable securities with maturities of more than three months are classified as marketable securities. As of December 31, 1999 and 2000, the Company's marketable securities consisted primarily of United States Treasury notes and bonds and Washington, DC tax exempt notes and bonds. The Company classifies its marketable securities as available-for-sale securities, which are carried at fair value based on quoted market prices. The net unrealized gains and losses on available-for-sale marketable securities are excluded from net income and are included within accumulated elements of comprehensive income. The specific identification method is used to compute the realized gains and losses on the sale of marketable securities. The Company may not hold these marketable securities to maturity and may elect to sell these securities at any time.

 Property and equipment and leasehold improvements

  Property and equipment consists of furniture, fixtures and equipment, capitalized software development costs, and leasehold improvements. Property and equipment are stated at cost, less accumulated depreciation

                     THE CORPORATE EXECUTIVE BOARD COMPANY
expense. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Capitalized software development costs are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred.

 Recovery of long-lived assets

  Long-lived assets and identifiable assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recognizes an impairment loss when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. The Company believes that no such impairment exists as of December 31, 2000.

 Revenue recognition

  Membership fees are recognized ratably over the term of the related membership, which is generally twelve months. Membership fees are generally billable when the member agrees to the terms of the membership. Certain membership fees are billed on an installment basis. The Company's policy is to record the full amount of membership fees receivable and related deferred revenue when a member agrees to the terms of the membership.

 Commission expense recognition

  Commission expenses related to the negotiation of new memberships and the renewal of existing memberships are deferred and amortized over the term of the respective memberships.

 Earnings per share

  Basic earnings per share is computed by dividing net income by the number of basic weighted average common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the number of diluted weighted average common shares outstanding during the period. The number of weighted average common share equivalents outstanding is determined in accordance with the treasury-stock method. Common share equivalents consist of common shares issuable upon the exercise of outstanding common stock options. A reconciliation of basic to diluted weighted average common shares outstanding is as follows (in thousands):

                             Year Ended December
                                     31,
                             --------------------
                              1998   1999   2000
                             ------ ------ ------
   Basic weighted average
    common shares
    outstanding............  25,009 26,446 30,321
   Weighted average common
    share equivalents
    outstanding............   4,891  5,608  4,317
                             ------ ------ ------
   Diluted weighted average
    common shares
    outstanding............  29,900 32,054 34,638
                             ====== ====== ======

 Concentrations of credit risk

  Financial instruments, which potentially expose the Company to concentration of credit risk, consist primarily of membership fees receivable and of cash, cash equivalents and marketable securities. Concentrations of credit risk with respect to membership fees receivable are limited due to the large number of members and their dispersion across many different industries and countries worldwide. However, the Company may be exposed to a declining membership base in periods of unforeseen market downturns, severe competition or international developments.

                     THE CORPORATE EXECUTIVE BOARD COMPANY

  The Company generates revenues from members located outside the United States. For the years ended December 31, 1998, 1999 and 2000, approximately 33%, 31% and 29% of total revenues, respectively, were generated from members located outside the United States. Revenues from customers in European countries were approximately 15% for each of the years ended December 31, 1998, 1999 and 2000, with no other geographic area representing more than 10% of total revenues in any period. No individual member accounted for more than 2% of revenues for any period presented.

  The Company maintains a portfolio of cash, cash equivalents and marketable securities, which is designed for safety of principal and liquidity, with financial institutions. Cash and cash equivalents consist of highly liquid U.S. government and U.S. Treasury obligations with maturities of less than three months. Marketable securities consist primarily of United States Treasury notes and bonds and Washington, DC tax exempt notes and bonds. The Company performs periodic evaluations of the relative credit ratings related to the cash, cash equivalents and marketable securities.

 Fair value of financial instruments

  The fair value of current assets and current liabilities approximates their carrying value due to their short maturity.

 Income taxes

  Deferred income taxes are determined on the asset and liability method. Under this method, temporary differences arise as a result of the difference between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax law and tax rates on the date of the enactment of the change.

 Research and development costs

  Costs related to the research and development of new company programs are expensed in the year incurred.

 Reclassification of prior-years' balances

  Prior-years' balances have been reclassified to conform to the current-year presentation.

 Use of estimates in preparation of financial statements

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from those estimates.

                     THE CORPORATE EXECUTIVE BOARD COMPANY

5.Marketable securities

  The aggregate market value, amortized cost, gross unrealized gains and gross unrealized losses on available-for-sale marketable securities are as follows (in thousands):

                                                As of December 31, 1999
                                        ---------------------------------------
                                                            Gross      Gross
                                        Market  Amortized Unrealized Unrealized
                                         Value    Cost      Gains      Losses
                                        ------- --------- ---------- ----------
   United States Treasury notes and
    bonds.............................  $ 2,002  $ 2,078     $--       $   76
   Washington, DC tax exempt notes and
    bonds.............................   11,346   12,404        2       1,060
                                        -------  -------     ----      ------
                                        $13,348  $14,482     $  2      $1,136
                                        =======  =======     ====      ======

                                                As of December 31, 2000
                                        ---------------------------------------
                                                            Gross      Gross
                                        Market  Amortized Unrealized Unrealized
                                         Value    Cost      Gains      Losses
                                        ------- --------- ---------- ----------
   United States Treasury notes and
    bonds.............................  $38,812  $38,637     $236       $ 61
   Washington, DC tax exempt notes and
    bonds.............................   11,068   10,840      228        --
                                        -------  -------     ----       ----
                                        $49,880  $49,477     $464       $ 61
                                        =======  =======     ====       ====

  The following table summarizes marketable securities maturities (in thousands):

                                                            As of December 31,
                                                                   2000
                                                           ---------------------
                                                           Fair Market Amortized
                                                              Value      Cost
                                                           ----------- ---------
   Less than one year.....................................   $ 5,765    $ 5,759
   Matures in 1 to 5 years................................    36,021     35,778
   Matures in 6 to 10 years...............................     4,881      4,793
   Matures after 10 years.................................     3,213      3,147
                                                             -------    -------
                                                             $49,880    $49,477
                                                             =======    =======

  The Company may not hold these marketable securities to maturity and may elect to sell these securities at any time.

6.Membership fees receivable

  Membership fees receivable consist of the following (in thousands):

                                                               As of December
                                                                     31,
                                                               ----------------
                                                                1999     2000
                                                               -------  -------
   Billed membership fees receivable.......................... $23,328  $23,561
   Unbilled membership fees receivable........................   4,616    7,586
                                                               -------  -------
                                                                27,944   31,147
   Allowance for doubtful accounts............................  (1,341)  (1,628)
                                                               -------  -------
   Membership fees receivable, net............................ $26,603  $29,519
                                                               =======  =======

                     THE CORPORATE EXECUTIVE BOARD COMPANY

7.Receivable from stockholder

  The Company held a promissory note in the amount of $6.5 million from its then sole stockholder prior to the Initial Public Offering that was due and payable on October 31, 2007. Interest of 7.0% on the outstanding promissory note balance was payable semiannually on each May 1 and November 1. The stockholder repaid the note in 1999 using proceeds from the Initial Public Offering.

8.Property and equipment

  Property and equipment consist of the following (in thousands):

                                                               As of December
                                                                     31,
                                                               ----------------
                                                                1999     2000
                                                               -------  -------
   Furniture, fixtures, and equipment......................... $ 7,371  $10,944
   Software development costs.................................     939    5,377
   Leasehold improvements.....................................   5,213    5,613
                                                               -------  -------
                                                                13,523   21,934
   Accumulated depreciation...................................  (3,602)  (5,522)
                                                               -------  -------
   Property and equipment, net................................ $ 9,921  $16,412
                                                               =======  =======

9.Income taxes

  The Company was an S corporation for Federal income tax purposes until immediately prior to the Initial Public Offering. As an S corporation, the taxable income of the Company was passed through to the sole stockholder and was reported on the sole stockholder's Federal income tax return. However, as the District of Columbia does not recognize S corporation status, income taxes related to the District of Columbia were provided for within the Company's financial statements prior to the Initial Public Offering. Just prior to the Initial Public Offering, the Company terminated its S corporation status and is now subject to Federal and state income taxes at prevailing corporate rates. As a result, the Company recorded a one-time deferred income tax benefit of $2.7 million due to the change in tax status. The one-time deferred income tax benefit is reflected in net income for the year ended December 31, 1999, as a reduction of the provision for income taxes. If the Company had been a C corporation for U.S. Federal and state income tax purposes since January 1, 1998 and recorded income taxes using an annual effective rate of 41.0%, pro forma net income and basic and diluted earnings per share would have been $2.1 million (unaudited), $0.09 (unaudited) and $0.07 (unaudited) for the year ended December 31, 1998, and $10.4 million (unaudited), $0.39 (unaudited) and $0.32 (unaudited) for the year ended December 31, 1999.

  The provision for income taxes consists of the following (in thousands):

                                                         Year Ended December
                                                                 31,
                                                         ----------------------
                                                         1998    1999     2000
                                                         -----  -------  ------
   Current.............................................. $ 649  $ 5,780  $8,582
   Deferred.............................................  (288)  (1,458)    957
                                                         -----  -------  ------
   Provision for income taxes........................... $ 361  $ 4,322  $9,539
                                                         =====  =======  ======

                     THE CORPORATE EXECUTIVE BOARD COMPANY

  The provision for income taxes differs from the amount of income taxes determined by applying the U.S. Federal income tax statutory rates to income before provision for income taxes as follows:

                                                                   Year Ended
                                                                  December 31,
                                                                  --------------
                                                                   1999   2000
                                                                  ------  ------
   Statutory U.S. Federal income tax rate........................   35.0%  35.0%
   State income tax, net of U.S. Federal income tax benefit......    6.5    6.5
   Termination of S corporation status...........................  (15.6)   --
   Phase-in rate differential....................................   (4.0)   --
   Other permanent differences...................................    2.7   (2.5)
                                                                  ------  -----
     Effective tax rate..........................................   24.6%  39.0%
                                                                  ======  =====

  The statutory state and effective income tax rates reflected in the provision for income taxes are both 9.975% for the year ended December 31, 1998.

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities consist of the following (in thousands):

                                                                 As of December
                                                                      31,
                                                                 --------------
                                                                  1999   2000
                                                                 ------ -------
   Deferred tax assets:
     Deferred compensation agreements........................... $1,608 $ 1,250
     Net operating loss carryforward............................  4,744  29,865
     Financial reporting reserves...............................    568     702
     Stock option restructuring and repurchase..................  1,287     --
     Employee benefits..........................................    301     400
     Unrealized losses on available-for-sale securities.........    454     --
     Other......................................................    484     579
                                                                 ------ -------
       Total deferred tax assets................................  9,446  32,796
                                                                 ------ -------
   Deferred tax liabilities:
     Unrealized gains on available-for-sale securities..........    --      157
     Employee benefits..........................................    --       41
     Deferred incentive compensation............................  1,162   1,173
     Other......................................................    237      77
                                                                 ------ -------
       Total deferred tax liabilities...........................  1,399   1,448
                                                                 ------ -------
       Deferred tax assets, net................................. $8,047 $31,348
                                                                 ====== =======

  The Company has net operating losses which resulted in a deferred tax asset of $4.7 million and $29.9 million at December 31, 1999 and 2000, respectively. The net operating losses expire in the years 2019 through 2020. The Company believes that its future taxable income will be sufficient for the full realization of the deferred tax assets. The Company has realized tax benefits (reductions of taxes payable) resulting from the exercise of common stock options of $5.4 million and $8.1 million in the years ended December 31, 1999 and 2000, respectively. The Company recognized no tax deductions from the exercise of common stock options in the year ended December 31, 1998.

                     THE CORPORATE EXECUTIVE BOARD COMPANY

10.Comprehensive income (loss)

  Comprehensive income (loss) is defined as net income (loss) plus the net-of-tax impact of foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain investments in debt and equity securities. Comprehensive income for the year ended December 31, 1999 and 2000, was $12.6 million and $15.8 million, respectively. The accumulated elements of comprehensive income, net of tax, included within stockholders' equity on the balance sheets are comprised solely of the change in unrealized gains (losses) on available-for-sale marketable securities. Unrealized losses, net of tax, on available-for-sale marketable securities amounted to $0.7 million at December 31, 1999. Unrealized gains, net of tax, on available-for-sale marketable securities amounted to $0.9 million at December 31, 2000. There was no difference between net income and comprehensive income for the year ended December 31, 1998.

11.Transactions with affiliates

 Administrative support and management services

  The Advisory Board Company provides the Company with limited administrative support services. Subsequent to the Spin-off, fees are charged to the Company for these services in accordance with an Administrative Services Agreement (the "ASA"). The ASA provides for fees based on either direct costs, costs per certain transaction, headcount, or a fixed cost per month.

  Management cost allocations consisting primarily of senior executive costs allocated by DGB Enterprises, Inc., a separate entity controlled by the Company's former sole stockholder, were charged to the Company (pre and post Spin-off) based on an allocation of time spent on the Company's activities by each executive monthly. In management's opinion, the allocations represent what the costs would be on a stand-alone basis.

  Due from (due to) affiliate

  Activity due from (due to) affiliate is as follows (in thousands):

                                                       Year Ended December
                                                               31,
                                                      -----------------------
                                                       1998     1999    2000
                                                      -------  -------  -----
   Balance at beginning of period.................... $(1,507) $   350  $ (41)
   Costs allocated to the Company:
     The Advisory Board Company......................  (4,931)  (1,595)   (22)
     DGB Enterprises, Inc............................  (1,211)     --     --
   Cash transfers from the Company to The Advisory
    Board Company....................................  14,513    3,169    220
   Cash transfers to the Company from The Advisory
    Board Company....................................  (6,514)  (1,965)  (350)
                                                      -------  -------  -----
   Balance at end of period.......................... $   350  $   (41) $(193)
                                                      =======  =======  =====

12.Employee benefit plans

 Defined contribution 401(k) plan

  In fiscal 1993, The Advisory Board Company began sponsoring a defined contribution 401(k) Plan (the "Plan") in which the Company's employees participate. Pursuant to the Plan, all employees who have reached the age of twenty-one are eligible to participate. The sponsor provides contributions equal to 25% of an employee's contribution up to a maximum of 4% of base salary. In September 1998, the Company established a defined contribution 401(k) Plan (the "New Plan") with the same provisions as The Advisory Board Company Plan. As of September 1, 1998, participants' accounts were transferred to the New Plan and subsequent

                     THE CORPORATE EXECUTIVE BOARD COMPANY
participant and Company contributions were made directly to the New Plan. Contributions to the Plans for the Company's participants were $0.1 million, $0.2 million and $0.2 million during the years ended December 31, 1998, 1999 and 2000, respectively.

 Employee stock purchase plan

  In June 2000, the Company established an employee stock purchase plan (the "ESPP"). Under the ESPP, employees authorize payroll deductions from 1% to 10% to purchase shares of the Company's common stock. The ESPP is authorized to issue up to 1,050,000 shares of the Company's common stock. As of December 31, 2000, 5,679 shares of the Company's common stock have been issued under the ESPP.

13.Stock option plans

 Background

  On March 1, 1994, The Advisory Board Company adopted the Stock-Based Incentive Compensation Plan (the "Original Plan") to provide for granting of incentive stock options ("Original Options"). The Original Plan entitled certain employees to purchase shares of The Advisory Board Company's Class B Nonvoting Common Stock at a price equal to at least the fair market value of The Advisory Board Company's stock on the date of grant. The Original Options were exercisable on the date ten years after the date of grant, subject to acceleration upon the occurrence of certain events that would alter the current ownership of The Advisory Board Company, including an initial public offering or private sale.

 Liquid Markets Agreements

  On March 31, 1995, The Advisory Board Company and existing optionees adopted the Liquid Markets Agreements ("Liquid Markets Agreements") to provide the optionees an opportunity to (i) sell all or a portion of their Original Options to The Advisory Board Company immediately and/or (ii) modify all or a portion of their Original Options in accordance with the terms and conditions of the Continuing Stock-Based Incentive Compensation Plan, which is described below (the "Continuing Option Plan").

  The Liquid Markets Agreements provided for the designation of Original Options as described above and governed the payments to be made to the optionees for options sold ("Sold Options"). For the options elected to be sold, The Advisory Board Company was committed to make a payment in two installments (25% no later than December 31, 1995, and 75% no later than December 31, 1996). The Advisory Board Company was also obligated to pay the optionee an additional payment (the "Earn Out Payment") based on The Advisory Board Company's income from operations for the fiscal year ending March 31, 1998.

  In March 1997, The Advisory Board Company amended the Liquid Markets Agreements to provide for (1) guaranteed versus variable Earn Out Payments,
(2) revised payment schedules, (3) revised employment requirements, and (4) in limited instances, the ability to put current options retroactively into the Liquid Markets plan.

  In December 1998, the Company amended the Liquid Markets Agreements relating to its employees by eliminating the future employment requirements. The Company recognized $2.4 million in compensation expense related to the Liquid Markets Agreements in the year ended December 31, 1998. There are no earnings charges subsequent to December 31, 1998, related to these agreements. At December 31, 2000, the future cash commitments related to the Liquid Markets Agreements were $3.1 million and are reflected in stock option repurchase liability in the accompanying balance sheets. In January 2001, the Company paid $3.1 million in accordance with the Liquid Markets Agreements, the final cash commitment related to the Liquid Markets Agreements.

                     THE CORPORATE EXECUTIVE BOARD COMPANY

 Stock-Based Incentive Compensation Plan

  Adopted on March 31, 1995, the Continuing Option Plan amended and restated the Original Plan and formalized the terms and conditions of the remaining modified options (the "Continuing Options"). In conjunction with the Spin-off, The Advisory Board Company executed a Substitution Agreement (the "Substitution Agreement") with each of the employees of the Company participating in the Continuing Option Plan. The Substitution Agreement provided for the exchange of The Advisory Board Company Continuing Options for options in the Company (the "Options") granted under the Company's Stock-Based Incentive Compensation Plan (the "Current Plan"), which was adopted at the time of the Spin-off. The Current Plan provides for the issuance of options to purchase up to 11,008,000 shares of common stock. As of December 31, 2000, 10,569,400 options, net of cancellations, to purchase common stock had been granted under the Current Plan. The Options generally become exercisable fifty percent (50%) in February 2000, thirty percent (30%) in February 2001 and twenty percent (20%) in February 2002 and expire between April 2001 and March 2009.

  The terms of the Substitution Agreement resulted in a new measurement date for 3,711,760 options held by employees of the Company, resulting in the recognition of compensation expense. The compensation expense is being recognized over the related vesting period. The compensation expense is reflected in stock option and related expenses and special bonus plan in the accompanying statements of income and was $0.5 million, $0.4 million and $0.4 million for the years ending December 31, 1998, 1999 and 2000, respectively. The Company will recognize compensation expense related to certain substitution agreements of $0.2 million in the year ending 2001. The recognition of compensation expense was not required for the remaining 2,843,986 options outstanding at the time of the Spin-off.

 1999 Stock Option Plan

  On February 18, 1999, the Company adopted the 1999 Stock Option Plan ("1999 Plan"), which provides for the issuance of options to purchase up to 3,784,000 shares of common stock. During 1999, the Company granted 1,491,000 options to purchase common stock under the 1999 Plan at a weighted average exercise price of $9.80 per share. During 2000, the Company granted 1,613,000 options to purchase common stock under the 1999 Plan at a weighted average exercise price of $21.78 per share. As of December 31, 2000, 2,970,126 options, net of cancellations, to purchase common stock had been granted under the 1999 Plan. The common stock options granted under the 1999 Plan generally become exercisable twenty-five percent (25%) per year beginning one year from the date of grant and expire between February 2009 and July 2010.

 Directors' Stock Option Plan

  On December 14, 1998, the Company adopted the Directors' Stock Plan ("Directors' Plan"), which provides for the issuance of options to purchase up to 860,000 shares of common stock for issuance. During 1998, the Company granted 288,960 options to purchase common stock under the Directors' Plan at a weighted average exercise price of $7.12 per share. During 1999, the Company granted 72,240 options to purchase common stock under the Directors' Plan at a weighted average exercise price of $7.12 per share. During 2000, the Company granted 70,000 options to purchase common stock under the Directors' Plan at a weighted average exercise price of $21.19 per share. As of December 31, 2000, 431,200 common stock options had been granted under the Directors' Plan. The common stock options granted under the Directors' Plan generally become exercisable one hundred percent (100%) one year from the date of grant and expire between December 2009 and February 2010.

                     THE CORPORATE EXECUTIVE BOARD COMPANY

 Transactions

  The following table summarizes the changes in common stock options for the common stock option plans described above:

                                                     Exercise     Weighted-
                                         Number     Price per      Average
                                       of Options     Share     Exercise Price
                                       ----------  ------------ --------------
   Outstanding at December 31, 1997...  9,370,560  $ 0.03- 1.37     $ 0.60
     Options granted..................  2,019,280    1.37- 7.12       4.15
     Options cancelled................   (423,120)   1.02- 1.37       1.07
                                       ----------  ------------     ------
   Outstanding at December 31, 1998... 10,966,720    0.03- 7.12       1.23
     Options granted..................  1,563,240    7.12-19.07       9.67
     Options cancelled................    (14,000)         9.50       9.50
     Options exercised................ (2,131,120)         0.47       0.47
                                       ----------  ------------     ------
   Outstanding at December 31, 1999... 10,384,840    0.03-19.07       2.64
     Options granted..................  1,683,000   21.19-33.11      21.75
     Options cancelled................   (228,234)   0.29-21.19       8.05
     Options exercised................ (3,998,470)   0.03-13.52       1.34
                                       ----------  ------------     ------
   Outstanding at December 31, 2000...  7,841,136  $ 0.03-33.11     $ 7.25
                                       ==========  ============     ======

  Information with respect to the common stock option plans outstanding at December 31, 2000, is as follows:

                                                                    Weighted-
                                                         Weighted-   Average
                                      Number Outstanding  Average   Remaining
                                            as of        Exercise  Contractual
   Range of Exercise Prices           December 31, 2000    Price   Life-Years
   ------------------------           ------------------ --------- -----------
   $ 0.03 -- $ 0.03..................       137,600        $0.03      2.33
     0.15 --   0.21..................       786,800         0.16      2.33
     0.29 --   0.44..................       338,840         0.40      2.09
     0.47 --   0.64..................       947,192         0.53      4.10
     1.02 --   1.02..................     1,001,028         1.02      2.84
     1.37 --   1.56..................       505,320         1.44      1.98
     3.49 --   3.49..................       625,040         3.49      2.24
     7.12 --   7.12..................       605,200         7.12      5.78
     9.50 --   9.50..................     1,196,866         9.50      8.15
    11.69 --  15.00..................        51,250        13.47      8.36
    19.07 --  21.19..................     1,511,000        21.18      9.15
    25.38 --  33.11..................       135,000        28.19      9.46

   ---------------                        ---------        -----      ----
   $ 0.03 -- $33.11..................     7,841,136        $7.25      5.20

   ===============                        =========        =====      ====

  As of December 31, 2000, 1,146,930 common stock options with a weighted average exercise price of $4.05 are exercisable.

 Accounting for stock based compensation

  The Company has elected to account for stock and stock rights in accordance with Accounting Principles Board Opinion number 25, Accounting for Stock Issued to Employees (APB No. 25). However, pro forma information regarding net income is required by Financial Accounting Standards Number 123, Accounting for Stock Based Compensation (FAS No. 123) if the provisions of FAS No. 123 are not elected to be adopted.

                     THE CORPORATE EXECUTIVE BOARD COMPANY

  Under the FAS No. 123 pro forma disclosure provisions, the fair value of options granted subsequent to December 15, 1995, has been estimated using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price characteristics that are significantly different from those of traded options. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock rights.

  The fair value of options granted during the years ended December 31, 1998, 1999 and 2000 was estimated using the Black-Scholes option valuation model with the following weighted-average assumptions: risk free interest rate of 5.5%, 6.5% and 5.0%, respectively; no dividend yield for any year; weighted-average expected lives of the option of three years, five years and four years, respectively; and expected volatility of 50%, 60% and 92%, respectively.

  The weighted average fair value of Company options granted during the years ended December 31, 1998, 1999 and 2000 was $1.60 per share, $5.01 per share and $14.73 per share, respectively. For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the estimated service period. Under the FAS No. 123 pro forma disclosure provisions, pro forma net income for 1998 would have been $1.6 million or $0.07 per share (pro forma basic) and $0.05 per share (pro forma diluted), pro forma net income for 1999 would have been $9.8 million or $0.37 per share (pro forma basic) and $0.31 per share (pro forma diluted), and pro forma net income for 2000 would have been $8.3 million or $0.27 per share (pro forma basic) and $0.24 per share (pro forma diluted). The provisions of FAS No. 123 may not necessarily be indicative of future results.

14.Special bonus plan

  In December 1998, the Company and its sole stockholder agreed to pay a special bonus to selected employees in an amount totaling $2.4 million. The special bonus was paid at the Initial Public Offering--60% in stock owned by the sole stockholder and 40% in cash by the Company. The Company recognized $2.4 million in expense related to this plan in 1998 and is reflected in stock option and related expenses and special bonus plan in the accompanying statements of income.

15.Supplemental cash flows disclosures

  Income taxes paid during the years ended December 31, 1998, 1999 and 2000, amounted to $470,000, $260,000 and $0, respectively. For the year ended December 31, 1999 and 2000, the Company recognized $10.1 million and $33.0 million, respectively, in stockholders' equity (deficit) for tax deductions associated with the exercise of non-qualified stock options. Estimated current income tax payments for the year ended December 31, 1999 and 2000, have been reduced by the consideration of the tax deductions associated with the exercise of non-qualified stock options.

  In addition, in connection with the Initial Public Offering, the sole stockholder gave $1.4 million in shares of common stock to selected employees to satisfy a portion of the special bonus plan liability.

16.Loan Agreement

  In May 2000, the Company entered into a $10.0 million, unsecured loan agreement with a commercial bank that provides for a revolving line of credit facility under which the Company may from time to time borrow, repay and re-borrow funds. The interest rate on any outstanding borrowings under the loan agreement is the Eurodollar Daily Floating Rate plus .75% per annum. The maturity date of the loan agreement is May 25, 2002. There have been no borrowings under the loan agreement.

                     THE CORPORATE EXECUTIVE BOARD COMPANY

17.Commitments and contingencies

 Operating Leases

  The Company leases office facilities in the United States and the United Kingdom expiring on various dates over the next eight years. Certain lease agreements include provisions for rental escalations based on the Consumer Price Index and require the Company to pay for executory costs such as taxes and insurance. Future minimum rental payments under non-cancelable operating leases, excluding executory costs are as follows (in thousands):

      Year Ending December 31,
      ------------------------
      2001.............................................................. $ 4,721
      2002..............................................................   5,120
      2003..............................................................   5,231
      2004..............................................................   4,897
      2005..............................................................   4,991
      Thereafter........................................................  16,890
                                                                         -------
        Total........................................................... $41,850
                                                                         =======

  Rent expense charged to operations during the fiscal years ended December 31, 1998, 1999 and 2000, was $2.4 million, $3.6 million and $3.8 million, respectively. The Company obtained a $1.3 million letter of credit with a commercial bank, expiring September 2003, to provide a security deposit for its headquarters office lease. The Company's cash, accounts receivable and property and equipment collateralize the Letter of Credit Agreement.

18.Quarterly financial data (unaudited)

  Unaudited summarized financial data by quarter for the years ended December 31, 1999 and 2000 is as follows (in thousands, except per share amounts):

                                                 1999 Quarter Ended
                                      -----------------------------------------
                                      March 31 June 30 September 30 December 31
                                      -------- ------- ------------ -----------
   Revenues.........................  $15,703  $16,700   $18,414      $19,950
   Gross profit.....................    8,950    9,952    11,324       11,939
   Income before provision (benefit)
    for income taxes................    3,464    3,987     4,811        5,306
   Net income.......................  $ 4,867  $ 2,332   $ 2,863      $ 3,184
   Earnings per share:
     Basic..........................  $  0.19  $  0.09   $  0.11      $  0.12
     Diluted........................  $  0.16  $  0.07   $  0.09      $  0.10
                                                 2000 Quarter Ended
                                      -----------------------------------------
                                      March 31 June 30 September 30 December 31
                                      -------- ------- ------------ -----------
   Revenues.........................  $20,784  $22,612   $25,084      $27,011
   Gross profit.....................   12,307   14,240    16,035       16,815
   Income before provision for
    income taxes....................    4,406    5,936     6,705        7,412
   Net income.......................  $ 2,688  $ 3,620   $ 4,090      $ 4,522
   Earnings per share:
     Basic..........................  $  0.09  $  0.12   $  0.13      $  0.15
     Diluted........................  $  0.08  $  0.10   $  0.12      $  0.13

19.Subsequent event (unaudited)

  The Company has entered into a new lease agreement for additional office space. The estimated future minimum lease payments under this new lease agreement are approximately $14.4 million. The new lease agreement expires in July 2012.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of The Corporate Executive Board Company:

  We have audited in accordance with auditing standards generally accepted in the United States, the financial statements of The Corporate Executive Board Company included in this registration statement and have issued our report thereon dated January 31, 2001. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The
Schedule II--Valuation and Qualifying Accounts is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, fairly states, in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          /s/ Arthur Andersen LLP

Washington, DC
January 31, 2001

                     THE CORPORATE EXECUTIVE BOARD COMPANY

                 Schedule II--Valuation and Qualifying Accounts
                                 (In thousands)

                                                Additions
                          Balance at Additions  Charged to Deductions
                          Beginning  Charged to   Other       from    Balance at
                           of Year    Revenue    Accounts   Reserve   End of Year
                          ---------- ---------- ---------- ---------- -----------
Year ending December 31,
 1998
  Allowance for doubtful
   accounts.............    $1,000     $1,409      $--       $1,176     $1,233
                            ------     ------      ----      ------     ------
                            $1,000     $1,409      $--       $1,176     $1,233
                            ======     ======      ====      ======     ======
Year ending December 31,
 1999
  Allowance for doubtful
   accounts.............    $1,233     $1,851      $--       $1,743     $1,341
                            ------     ------      ----      ------     ------
                            $1,233     $1,851      $--       $1,743     $1,341
                            ======     ======      ====      ======     ======
Year ending December 31,
 2000
  Allowance for doubtful
   accounts.............    $1,341     $3,590      $--       $3,303     $1,628
                            ------     ------      ----      ------     ------
                            $1,341     $3,590      $--       $3,303     $1,628
                            ======     ======      ====      ======     ======

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,500,000 Shares

                     The Corporate Executive Board Company

                                  Common Stock


                                     [LOGO]


                                   --------

                                   PROSPECTUS

                                       , 2001

                                   --------



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

  The estimated expenses in connection with the offering (all of which will be borne by the selling stockholders), are as follows:

   Expenses                                                             Amount
   --------                                                            --------
   Securities and Exchange Commission registration fee................ $ 42,012
   Printing expenses..................................................   65,000
   Accounting fees and expenses.......................................   55,000
   Legal fees and expenses............................................  100,000
   Transfer agent's fees and expenses.................................   12,000
   Miscellaneous......................................................   25,988
                                                                       --------
   Total.............................................................. $300,000
                                                                       ========

Item 15. Indemnification of Directors and Officers.

  Section 145(a) of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

  Section 145(b) of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

  Section 145 of the Delaware General Corporation Law further provides that
(i) to the extent that a former or present director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith; (ii) indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and (iii) the corporation may purchase and maintain insurance on behalf of any present or former director, officer, employee or agent of the corporation or any person who at the request of the corporation was serving in such capacity for another entity against any liability asserted against such person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

  As permitted by Section 102(b)(7) of the Delaware General Corporation Law, our Certificate of Incorporation provides that a director shall not be liable to The Corporate Executive Board Company or its stockholders for monetary damages for breach of fiduciary duty as a director. However, such provision does not eliminate or limit the liability of a director for acts or omissions not in good faith or for breaching his or her duty of loyalty, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. In addition, our Bylaws contain provisions indemnifying the directors, officers, employees and agents of The Corporate Executive Board Company to the fullest extent permitted by the Delaware General Corporation Law. Any indemnification under our Bylaws is subject to a prior determination by a majority of the directors of The Corporate Executive Board Company who are not party to the underlying action that the person seeking indemnification has met the applicable standard of conduct.

  Under the provisions of our Bylaws, expenses incurred by an officer or director in defending a civil or criminal suit or proceeding shall be paid by The Corporate Executive Board Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the person seeking indemnification to repay such amounts if it is ultimately determined that he or she is not entitled to be indemnified.

  We may, to the fullest extent permitted by the Delaware General Corporation Law, purchase and maintain insurance on behalf of any officer, director, employee or agent against any liability which may be asserted against such person.

  We have obtained a $10 million policy of directors' and officers' liability insurance.

Item 16. Exhibits

 Exhibit
   No.                           Description of Exhibit
 -------                         ----------------------
   4.1   Specimen Common Stock Certificate.*
   5.1   Opinion of Gibson, Dunn & Crutcher LLP.
  23.1   Consent of Gibson, Dunn & Crutcher LLP (included in its opinion filed as Exhibit 5.1).
  23.2   Consent of Arthur Andersen LLP.
  24.1   Power of Attorney (included in the signature page in Part II).

--------
* Incorporated by reference to the same exhibit to the registrant's Registration Statement on Form S-1, declared effective by the Securities and Exchange Commission on February 22, 1999 (Registration No. 333-59833).

Item 17. Undertakings

  The undersigned registrant hereby undertakes:

    (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

      (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 and Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

    (b) That, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

    (d) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                       SIGNATURES AND POWER OF ATTORNEY

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the District of Columbia, on February 19, 2001.

                                          The Corporate Executive Board
                                          Company

                                                 /s/ James J. McGonigle
                                          By: _________________________________
                                                     James J. McGonigle
                                                  Chief Executive Officer

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jeffrey D. Zients and Clay M. Whitson his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to the Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.

              Signature                             Title                    Date
              ---------                             -----                    ----

      /s/ James J. McGonigle           Chief Executive Officer and       February 19,
______________________________________  Director (Principal Executive        2001
          James J. McGonigle            Officer)

       /s/ Clay M. Whitson             Chief Financial Officer           February 19,
______________________________________  (Principal Financial Officer         2001
           Clay M. Whitson              and Principal Accounting
                                        Officer)

      /s/ Michael A. D'Amato           Director                          February 19,
______________________________________                                       2001
          Michael A. D'Amato

      /s/ Jeffrey D. Zients            Director                          February 19,
______________________________________                                       2001
          Jeffrey D. Zients

      /s/ Harold L. Siebert            Director                          February 19,
______________________________________                                       2001
          Harold L. Siebert

        /s/ Robert C. Hall             Director                          February 19,
______________________________________                                       2001
            Robert C. Hall

        /s/ David W. Kenny             Director                          February 19,
______________________________________                                       2001
            David W. Kenny

     /s/ Stephen G. Pagliuca           Director                          February 19,
______________________________________                                       2001
         Stephen G. Pagliuca

                                 EXHIBIT INDEX

 Exhibit
   No.   Description of Exhibit
 ------- ----------------------
   4.1   Specimen Common Stock Certificate.*
   5.1   Opinion of Gibson, Dunn & Crutcher LLP.
         Consent of Gibson, Dunn & Crutcher LLP (included in its opinion filed
  23.1   as Exhibit 5.1).
  23.2   Consent of Arthur Andersen LLP.
  24.1   Power of Attorney (included in the signature page in Part II).

--------
* Incorporated by reference to the same exhibit to the registrant's Registration Statement on Form S-1, declared effective by the Securities and Exchange Commission on February 22, 1999 (Registration No. 333-59833).